Form 10-K, Exhibit 13
period 1994-05-31
MANOR CARE INC/NEW
filed 1994-08-26
CIK 354604

                                                                      EXHIBIT 13

                       Manor Care, Inc. and Subsidiaries

                              Financial Highlights


                              (REVENUES BAR GRAPH)

               (NET INCOME FROM OPERATIONS PER SHARE* BAR GRAPH)


Years Ended May 31 (In thousands of dollars,
   except per share data)                                 1994            1993            1992            1991             1990
                                                          ----            ----            ----            ----             ----
Total revenues                                        $1,163,072      $1,009,675      $  916,224       $  815,469      $  708,734
Income before non-recurring items*                        77,184          62,383          47,850           32,083          26,678
Net income                                                78,362          59,364          62,452           32,083          26,678
                                                      ----------      ----------      ----------       ----------      ----------
Average shares outstanding**                              60,524          57,316          57,308           57,212          57,774
                                                      ----------      ----------      ----------       ----------      ----------
Per share data:
   Income before non-recurring items*                 $     1.27      $     1.09      $      .83       $      .56      $      .46
   Non-recurring items*                                      .02            (.05)            .26                -               -
   Net income per common share**                            1.29            1.04            1.09              .56             .46
   Dividends per common share**                              .09             .09             .09              .09             .09
   Market price range:
       High**                                              29.25           26.63           19.00            15.17           11.92
       Low**                                               17.50           15.63           11.75             6.83            8.17
                                                      ----------      ----------      ----------       ----------      ----------
Cash provided by operating activities                 $  175,397      $  125,030      $  159,591       $   99,847      $   93,039
Investments in property and equipment                     90,871          90,364          63,497           64,325          81,400
                                                      ----------      ----------      ----------       ----------      ----------
Total assets                                          $1,186,525      $1,106,506      $1,015,289       $  944,391      $  867,853
Long-term debt                                           276,935         380,438         373,989          456,409         419,060
Stockholders' equity                                     533,815         361,994         304,982          244,951         221,644
                                                      ----------      ----------      ----------       ----------      ----------

* Non-recurring items consist of net gain on sale of property and impact of change in tax rate in 1994, net gain on sale of stock by subsidiary in 1992 and extraordinary items in 1993 and 1992.
** Retroactively adjusted for three-for-two stock split in March 1992.

One

                       Manor Care, Inc. and Subsidiaries

                       Consolidated Statements of Income

Years Ended May 31 (in thousands, except per share data)                                  1994             1993            1992
                                                                                          ----             ----            ----
REVENUES
   Healthcare                                                                         $  923,308       $  830,968      $  755,999
   Lodging                                                                               239,764          178,707         160,225
                                                                                      ----------       ----------      ----------
       Total revenues                                                                  1,163,072        1,009,675         916,224
                                                                                      ----------       ----------      ----------

EXPENSES
   Healthcare                                                                            696,199          627,733         575,054
   Lodging                                                                               175,400          128,988         113,851
   Depreciation and amortization                                                          66,540           60,999          56,986
   General corporate                                                                      67,445           57,891          52,694
                                                                                      ----------       ----------      ----------
       Total expenses                                                                  1,005,584          875,611         798,585
                                                                                      ----------       ----------      ----------
   INCOME FROM OPERATIONS                                                                157,488          134,064         117,639
                                                                                      ----------       ----------      ----------

OTHER INCOME AND (EXPENSES)
   Interest income and other                                                               2,677            3,889           3,094
   Gain on sale of property                                                                7,978                -               -
   Gain on sale of stock by a subsidiary                                                       -                -          30,077
   Interest expense                                                                      (31,281)         (37,070)        (44,092)
                                                                                      ----------       ----------      ----------
       Total other (expenses), net                                                       (20,626)         (33,181)        (10,921)
                                                                                      ----------       ----------      ----------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                                        136,862          100,883         106,718
INCOME TAXES                                                                              58,500           38,500          40,100
                                                                                      ----------       ----------      ----------

INCOME BEFORE EXTRAORDINARY ITEM                                                          78,362           62,383          66,618
EXTRAORDINARY ITEM (DEBT REDEMPTION, NET OF
 INCOME TAXES OF $1,851 AND $2,446, RESPECTIVELY)                                              -           (3,019)         (4,166)
                                                                                      ----------       ----------      ----------

NET INCOME                                                                            $   78,362       $   59,364      $   62,452
                                                                                      ==========       ==========      ==========

AVERAGE SHARES OUTSTANDING                                                                60,524           57,316          57,308
                                                                                      ==========       ==========      ==========

INCOME PER SHARE OF COMMON STOCK
   Income before extraordinary item                                                   $     1.29       $     1.09      $     1.16
   Extraordinary item (debt redemption)                                                        -             (.05)           (.07)
                                                                                      ----------       ----------      ----------
Net income per share of common stock                                                  $     1.29       $     1.04      $     1.09
                                                                                      ==========       ==========      ==========

The accompanying notes are an integral part of these consolidated statements.

                                                                        Fourteen

                       Manor Care, Inc. and Subsidiaries

                    Management's Review of Operating Results

                             HEALTHCARE OPERATIONS
    Healthcare revenues increased 11% to $923.3 million in fiscal year 1994 compared to an increase of 10% in fiscal year 1993. The increase in revenues was due to higher occupancy and increased private and third-party payor rates as well as added capacity in the Company's 82% owned institution pharmacy subsidiary. The strong occupancy level in the nursing facilities (an increase of approximately 2.5% over last year) and higher third-party payor rates reflect an increase in value-added services geared toward residents with special needs and higher levels of acuity.

    Healthcare operating expenses increased 11% to $696.2 million in fiscal year 1994 compared to an increase of 9% in fiscal year 1993. Increases in expenses were attributed to the increase in census, labor costs, the higher level of acuity of the residents as well as increased capacity in the pharmacy subsidiary. The Company actively controls costs and has generally been successful at maintaining overall costs, other than labor, at a rate consistent with the general rate of inflation. Programs designed to effectively manage human resources through improved recruiting and training have helped to moderate overall wage rate increases during fiscal years 1994 and 1993.

                               LODGING OPERATIONS
    Lodging revenues increased 34% to $239.8 million in 1994 while operating expenses increased 36%. This compares to increases in revenues and expenses of 12% and 13%, respectively, in 1993. The growth in both revenues and expenses was largely due to the increase in the number of hotels the Company owns and operates as well as the improved operating performance of hotels in the Company's franchise system. Operating margins were negatively impacted as a result of renovations to many of the recently acquired hotels and the opening of four newly constructed hotels in Europe in the last eighteen months. The number of hotels owned or leased and operated by the Company has increased from 23 to 44 during fiscal year 1994, principally as a result of the acquisition at distressed prices of properties in select markets. The Company's franchise subsidiary accounted for 69% and 77% of lodging revenues in fiscal 1994 and 1993, respectively, with the balance contributed by the owned or leased hotels.

                               OTHER INFORMATION
    Depreciation and amortization increased 9% in fiscal year 1994 to $66.5 million. In fiscal year 1993, depreciation and amortization increased 7%. The increases in both years were due primarily to acquisitions in the lodging segment.

    General corporate expenses represented 6% of revenues in fiscal years 1994 and 1993. General corporate expenses include all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for each of the Company's subsidiaries.

    Interest expense decreased 16% in fiscal year 1994 to $31.3 million due primarily to the redemption of $99.0 million of 6 3/8% debentures in October 1993. Interest expense decreased 16% in fiscal year 1993 to $37.1 million due primarily to the redemption of $60.0 million in 11 3/8% debentures in May 1992.

Fifteen

                       Manor Care, Inc. and Subsidiaries

                          Consolidated Balance Sheets

May 31 (in thousands of dollars, except share data)                                       1994             1993
                                                                                          ----             ----
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                          $   60,487       $   80,844
   Receivables (net of allowances of $24,431 and $16,501)                                 84,766           82,820
   Inventories                                                                            12,954           13,489
   Current deferred income tax benefit                                                    12,317            6,381
   Other                                                                                  12,828           10,725
                                                                                      ----------       ----------

       Total current assets                                                              183,352          194,259
                                                                                      ----------       ----------

PROPERTY AND EQUIPMENT, AT COST, NET OF DEPRECIATION                                     824,350          753,746
                                                                                      ----------       ----------

LODGING FRANCHISE RIGHTS, NET OF AMORTIZATION                                             64,454           67,343
                                                                                      ----------       ----------

OTHER ASSETS                                                                             114,369           91,158
                                                                                      ----------       ----------

                                                                                      $1,186,525       $1,106,506
                                                                                      ==========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Current portion of long-term debt                                                  $    5,869       $   45,338
   Accounts payable                                                                       50,231           44,504
   Accrued expenses                                                                       97,597           85,377
   Income taxes payable                                                                   12,681            5,254
                                                                                      ----------       ----------

       Total current liabilities                                                         166,378          180,473
                                                                                      ----------       ----------

MORTGAGES AND OTHER LONG-TERM DEBT                                                       119,333          124,838
                                                                                      ----------       ----------

SUBORDINATED LONG-TERM DEBT                                                              157,602          255,600
                                                                                      ----------       ----------

DEFERRED INCOME TAXES ($137,916 AND $125,647) AND OTHER                                  209,397          183,601
                                                                                      ----------       ----------

STOCKHOLDERS' EQUITY
   Common stock $.10 par, 80,000,000 shares authorized; 65,436,734 and
       60,470,832 shares issued                                                            6,545            6,047
   Contributed capital                                                                   167,316           68,471
   Retained earnings                                                                     402,520          329,532
   Cumulative translation adjustment                                                         (31)             352
   Treasury stock,  2,986,492 and 2,980,576 shares, at cost                              (42,535)         (42,408)
                                                                                      ----------       ----------

       Total stockholders' equity                                                        533,815          361,994
                                                                                      ----------       ----------

                                                                                      $1,186,525       $1,106,506
                                                                                      ==========       ==========

The accompanying notes are an integral part of these consolidated balance sheets.


                                                                         Sixteen

                       Manor Care, Inc. and Subsidiaries

                Consolidated Statements of Stockholders' Equity

                                                                                                                        Cumulative
                                                              Common Stock             Contributed      Retained       Translation
(in thousands of dollars, except share data)            Shares            Amount         Capital        Earnings        Adjustment
                                                        ------            ------         -------        --------        ----------
Balance, May 31, 1991                                 41,030,772         $ 4,103       $  64,243        $ 217,846          $ (335)

   Net income                                                  -               -               -           62,452               -
   Exercise of stock options                             197,248              20           3,673                -               -
   Cash dividends                                              -               -               -           (5,031)              -
   Stock split, three-for-two effective
       March 27, 1992                                 19,135,568           1,913          (1,927)               -               -
   Other                                                       -               -             863               (3)           (305)
                                                      ----------         -------       ---------        ---------          ------

Balance, May 31, 1992                                 60,363,588           6,036          66,852          275,264            (640)

   Net income                                                  -               -               -           59,364               -
   Exercise of stock options                             107,244              11           1,457                -               -
   Cash dividends                                              -               -               -           (5,096)              -
   Other                                                       -               -             162                -             992
                                                      ----------         -------       ---------        ---------          ------

Balance, May 31, 1993                                 60,470,832           6,047          68,471          329,532             352

   Net income                                                  -               -               -           78,362               -
   Exercise of stock options                             222,380              23           2,186                -               -
   Cash dividends                                              -               -               -           (5,374)              -
   Debenture conversion                                4,743,522             475          96,432                -               -
   Other                                                       -               -             227                -            (383)
                                                      ----------         -------       ---------        ---------          ------

Balance, May 31, 1994                                 65,436,734         $ 6,545       $ 167,316        $ 402,520          $  (31)
                                                      ==========         =======       =========        =========          ======


The accompanying notes are an integral part of these consolidated statements.





Seventeen

                       Manor Care, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

Years Ended May 31 (in thousands of dollars)                                              1994             1993            1992
                                                                                          ----             ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                             $  78,362        $  59,364       $  62,452
Reconciliation of net income to net cash provided by operating activities:
   Depreciation and amortization                                                          66,540           60,999          56,986
   Amortization of debt discount, including extraordinary loss in 1992                     1,014              940           5,320
   Provision for bad debts                                                                13,923            9,394           9,966
   Increase in deferred taxes                                                              6,333            7,500          19,963
   Gain on sale of facilities                                                             (7,978)               -               -
   Gain on sale of stock by subsidiary                                                         -                -         (30,077)
Changes in assets and liabilities (excluding sold facilities and acquisitions):
   Change in receivables                                                                 (15,206)         (16,110)         (5,182)
   Change in inventories and other current assets                                           (927)             (57)         (3,947)
   Change in accounts payable and accrued expenses                                        15,831           (4,442)         20,741
   Change in income taxes payable                                                          7,427              719           4,175
   Change in other liabilities                                                            10,078            6,723          19,194
                                                                                       ---------        ---------       ---------

       NET CASH PROVIDED BY OPERATING ACTIVITIES                                         175,397          125,030         159,591
                                                                                       ---------        ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in property and equipment                                                  (90,871)         (90,364)        (63,497)
   Acquisition of operating hotels                                                       (44,200)         (25,115)              -
   Acquisition of a hotel chain                                                          (10,400)               -               -
   Acquisition of operating pharmacies                                                    (7,217)         (29,188)              -
   Investment in a health care business                                                  (10,000)               -               -
   Purchase of minority interest                                                               -                -         (18,482)
   Proceeds from the sale of property                                                     22,830                -               -
   Other items, net                                                                       (3,338)           6,296            (881)
                                                                                       ---------        ---------       ---------

       NET CASH UTILIZED BY INVESTING ACTIVITIES                                        (143,196)        (138,371)        (82,860)
                                                                                       ---------        ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                                                                5,079          167,727          18,064
   Principal payments of debt                                                            (54,472)        (153,015)        (76,771)
   Proceeds from exercise of stock options                                                 2,209            1,468           3,693
   Purchases of common stock for treasury                                                      -                -          (1,988)
   Proceeds from sale of stock by subsidiary                                                   -                -          38,130
   Dividends paid                                                                         (5,374)          (5,096)         (5,031)
                                                                                       ---------        ---------       ---------

       NET CASH (UTILIZED) PROVIDED BY
           FINANCING ACTIVITIES                                                          (52,558)          11,084         (23,903)
                                                                                       ---------        ---------       ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                                  (20,357)          (2,257)         52,828
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            80,844           83,101          30,273
                                                                                       ---------        ---------       ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $  60,487        $  80,844       $  83,101
                                                                                       =========        =========       =========


The accompanying notes are an integral part of these consolidated statements.

                                                                        Eighteen

                       Manor Care, Inc. and Subsidiaries

                              Management's Review
                      of Financial Position and Cash Flows

                                WORKING CAPITAL
    The Company's working capital ratio at both May 31, 1994 and May 31, 1993 was 1.1. The Company attempts to minimize its investment in net current assets, and believes that the maintenance of minimal working capital is an appropriate objective given the stability of the Company's operating cash flows and the depth of its financial resources.

                                    PROPERTY
    During fiscal year 1994, additions to property and equipment amounted to $90.9 million. Additions included routine capital expenditures and specialty product conversions, plus three hotels which are being converted to assisted living facilities, one of which opened in May 1994. An additional $44.2 million was spent to acquire 13 operating hotels and $10.4 million was spent to acquire Resthotel Primevere, a franchise lodging chain operating primarily in France. An investment of $10.0 million was made in a physician practice management business and $7.2 million was spent to purchase two pharmacies servicing 7,400 institutional beds.

                                 LONG-TERM DEBT
    Long-term debt was $276.9 million at May 31, 1994 compared to $380.4 million at May 31, 1993. In October 1993, the Company redeemed $99.0 million of 6 3/8% Convertible Subordinated Debentures due 2011. At the election of the bondholders, $96.9 million of the debentures were converted into common stock. In November 1992, the Company issued $150 million of 9 1/2% Senior Subordinated Notes due 2002. In January 1993, proceeds of this offering were used to redeem $125.0 million of 11 3/8% Senior Subordinated Notes due 1998.

    The Company's long-term debt to equity ratio was .5 to 1 at May 31, 1994, compared to 1.1 to 1 at May 31, 1993. In evaluating leverage and debt capacity, the Company considers cash flow and interest coverage. The Company's consolidated cash flow coverage ratio, as defined by the Company's bank agreements, was 4.16 to 1 for fiscal 1994. The Company's bank agreements require a minimum cash flow coverage of 1.75 to 1.

    The current portion of debt as of May 31, 1994 amounts to $5.9 million.

                              STOCKHOLDERS' EQUITY
    Stockholders' equity increased from $362.0 million at May 31, 1993 to $533.8 million at May 31, 1994. This increase was primarily due to the conversion of $96.9 million of subordinated debentures into common stock and net income of $78.4 million, reduced by dividend payments amounting to $5.4 million.

                        LIQUIDITY AND CAPITAL RESOURCES
    Adequate capital resources, including strong operating cash flows, are maintained to support ongoing operations and fulfill projected requirements for debt service and capital expenditures.

    In June 1993, the Company restated and extended its agreement with seven banks for a $100.0 million revolving credit facility. That facility was repriced on more favorable terms and extended to expire in June 1999. In December 1992, the Company entered into an agreement with a group of seven banks for a three-year, $65.0 million, multi-currency revolving credit facility to be used to fund international development and acquisition programs. At May 31, 1994, bank lines totaled $210.0 million of which $164.8 million remained unused.

    The Company maintains adequate debt capacity as evidenced by Standard & Poor's assignment of an investment grade BBB- to the Company's senior debt.
The Company's ratio of senior debt to equity plus subordinated debt is .2 to 1. Furthermore, a significant portion of the Company's property and equipment remains unencumbered.


Nineteen

                              MANAGEMENT'S REPORT

    The Company has developed and maintains internal control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. Control systems are supported by written policies and are regularly evaluated by the Company's internal auditors.

    The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require that business judgments be applied. While management is responsible for the preparation of financial statements, the Company's outside auditors have examined the financial statements as described in their report.

    The Audit Committee of the Company's Board of Directors is comprised of two external directors. This Committee meets periodically with management, the internal auditors and the external auditors. The Committee reviews the Company's annual financial statements in advance of their release and monitors and reviews the audit programs conducted by both the Company's internal audit department and the external auditors. Audit Committee meetings are designed to facilitate any private communications with the Committee desired by either the internal or external auditors.

/S/ STEWART BAINUM, JR.
- - -----------------------
Stewart Bainum, Jr.
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER


/S/ JAMES A. MacCUTCHEON
- - ------------------------
James A. MacCutcheon
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
AND TREASURER


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Manor Care, Inc.:

    We have audited the accompanying consolidated balance sheets of MANOR CARE, INC., (a Delaware Corporation) and subsidiaries as of May 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above (appearing on pages 14, 16, 17, 18 and 21-24) present fairly, in all material respects, the financial position of MANOR CARE, INC., and subsidiaries as of May 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1994, in conformity with generally accepted accounting principles.



Arthur Andersen & Co.
WASHINGTON, D.C.
JUNE 22, 1994

                                                                          Twenty

                       Manor Care, Inc. and Subsidiaries

                   Notes to Consolidated Financial Statements

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                          PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of Manor Care, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated.

                                      CASH
    The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

                            PROPERTY AND EQUIPMENT
    The components of property and equipment at May 31 were:

(in thousands of dollars)                  1994            1993
                                           ----            ----
Land                                   $   92,838      $   80,944
Building and improvements                 813,131         749,261
Capitalized leases                         18,991          18,991
Furniture, fixtures and
   equipment                              187,804         168,321
Facilities in progress                     19,632          11,762
                                       ----------      ----------
                                        1,132,396       1,029,279
Less:  Accumulated depreciation          (308,046)       (275,533)
                                       ----------      ----------
                                       $  824,350      $  753,746
                                       ==========      ==========

    Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

    Building and improvements                  10-40 years
    Furniture, fixtures and equipment           3-20 years

    Accumulated depreciation includes $8,231,000 at May 31, 1994 and $7,593,000 at May 31, 1993 relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful lives of the leased properties.

                            CAPITALIZATION POLICIES
    Maintenance, repairs and minor replacements are charged to expense. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income.

    Construction overhead and costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Pre-opening marketing, personnel recruitment and training costs related to facilities under construction are deferred until construction is completed and then amortized over two years.

    The Company capitalizes interest on borrowings applicable to facilities in progress. Interest has been capitalized as follows:1994, $748,000; 1993, $2,621,000; 1992, $789,000.

                            LODGING FRANCHISE RIGHTS
    Franchise rights are recorded at their estimated fair values at the date acquired and amortized over an average life of twenty-six years.

                            SELF-INSURANCE PROGRAMS
    The Company self-insures for certain levels of general liability and workers' compensation coverage. Estimated costs of workers' compensation self-insurance programs are accrued at present values based on actuarial projections for known and anticipated claims.

                          NET INCOME PER COMMON SHARE
    Net income per common share has been computed based on the weighted average number of shares of common stock outstanding. The effect of outstanding and unexercised stock options on the computation is insignificant.

                                  INCOME TAXES
    The income tax provisions for fiscal years 1994 and 1993 were accounted for under Statement of Financial Accounting Standards No. 109. Included in the 1994 tax provision was a charge of $3,600,000 due to the impact on prior periods of a change in the rates. In fiscal year 1993, the Company adopted Statement of Financial Accounting Standards No. 109. This adoption did not have a material effect on the Company's financial statements. The income tax provision for fiscal year 1992 was accounted for under Statement of Financial Accounting Standards No. 96. Income tax provisions were as follows:

(in thousands of dollars)                1994         1993          1992
                                         ----         ----          ----
Current tax expense:
 Federal                              $44,367      $23,382       $19,009
 State                                 10,823        7,604         4,051
Deferred tax expense:
 Federal                                4,131        7,696        14,528
 State                                   (821)        (182)        2,512
                                      -------      -------       -------

                                      $58,500      $38,500       $40,100
                                      =======      =======       =======

    Deferred tax assets (liabilities) are comprised of the following at May 31:

(in thousands of dollars)                1994         1993          1992
                                         ----         ----          ----
Depreciation and amortization       $ (86,138)   $ (75,127)    $ (73,504)
Purchased tax benefits                (47,506)     (47,689)      (47,991)
Gain on stock issuance                (11,895)     (11,616)      (11,616)
Other                                  (5,084)      (6,386)       (6,541)
                                    ---------    ---------     ---------

Gross deferred tax liabilities       (150,623)    (140,818)     (139,652)
                                    ---------    ---------     ---------

Gross deferred tax assets              25,024       21,552        27,886
                                    ---------    ---------     ---------

Net deferred tax                    $(125,599)   $(119,266)    $(111,766)
                                    =========    =========     =========



Twenty One

    A reconciliation of income tax expense at the statutory rate to income tax expense included in the consolidated statements of income follows:

(in thousands of dollars)               1994         1993          1992
                                        ----         ----          ----
Federal income tax rate                   35%          34%           34%
                                      -------      -------       -------
Federal taxes at statutory rate       $47,902      $34,300       $36,284
State income taxes, net of
  Federal tax benefit                   6,501        4,899         4,331
Effect of tax rate change               3,600            -             -
Tax credits                              (910)        (726)       (1,007)
Other                                   1,407           27           492
                                      -------      -------       -------
Income tax expense                    $58,500      $38,500       $40,100
                                      =======      =======       =======
Income taxes paid                     $48,005      $27,746       $13,539
                                      =======      =======       =======


                                ACCRUED EXPENSES
           Accrued expenses at May 31, 1994 and 1993 were as follows:

(in thousands of dollars)               1994         1993
                                        ----         ----
Payroll                               $52,906      $47,222
Taxes, other than income               11,503        9,911
Insurance                               8,681        8,097
Interest                                1,207        4,302
Other                                  23,300       15,845
                                      -------      -------
                                      $97,597      $85,377
                                      =======      =======

                                 LONG-TERM DEBT
         Maturities of long-term debt at May 31, 1994, were as follows:

                        Fiscal Year (in thousands of dollars)
                        -------------------------------------
                            1995                   $  5,869
                            1996                     65,986
                            1997                      8,585
                            1998                     16,499
                            1999                      6,153
                        2000 to 2024                179,712
                                                   --------
                                                   $282,804
                                                   ========

    Long-term debt, consisting of mortgages, capital leases and subordinated debt, was net of discount of $2,357,000 and $4,114,000 at May 31, 1994 and 1993, respectively. Amortization of discount was $1,014,000 in 1994, $940,000 in 1993 and $5,320,000 in 1992, including the write-off associated with debt redemptions.

    During fiscal 1994 interest rates on subordinated debt ranged from 4.5% to 9.5%; interest rates on mortgages and other long-term debt ranged from 3.6% to 13.8%.

    In October 1993, the Company redeemed the $99,000,000 of 6 3/8% Convertible Subordinated Debentures due 2011. Approximately $3,000,000 were redeemed for cash, at a premium, while the remaining debentures were converted into common stock at $20.31 per share which resulted in 4,743,522 shares being issued.

    In November 1992, the Company issued $150,000,000 of 9 1/2% Senior Subordinated Notes due 2002. The notes are redeemable at the option of the Company at a premium after November 15, 1997 and at par after November 15, 2000. In January 1993, the proceeds were used, in part, to redeem the Company's $125,000,000 of 11 3/8% Senior Subordinated Notes. The early redemption resulted in an extraordinary after-tax charge of $3,019,000.

    In May 1992, the Company redeemed the $60,000,000 of 11 3/8% Senior Subordinated Debentures due 2003. The early redemption resulted in an extraordinary after-tax charge of $4,166,000.

    In June 1993, the Company restated and extended the $100,000,000 revolving credit facility provided by a group of seven banks. Borrowings under the facility are, at the option of the Company, at the Base Rate, Certificate of Deposit rates or Eurodollar rates, as defined. In addition, when requested by the Company, participating banks may bid for loan participation at lower rates than those contractually provided by the facility. The facility requires the Company to pay fees of 1/8 of 1% on the entire co mmitment and 3/16 of 1% on the unused portion of the commitment. Revolving borrowings outstanding under this facility convert to a term loan in June 1996 and are payable over three years in equal semi-annual payments of principal. At May 31, 1994, there were no outstanding revolving borrowings.

    In December 1992, the Company entered into an agreement with a group of seven banks for a three year, $65,000,000, multi-currency revolving credit facility to be used to fund international development and acquisition programs. The facility requires the Company to pay fees on the same basis as the revolving credit facility. The facility will mature in December 1995. At May 31, 1994, the outstanding borrowings amounted to $45.2 million.

    Compensating balances of $902,000 are required by certain debt agreements. In addition, various debt agreements impose certain restrictions regarding financial ratios and payment of dividends. At May 31, 1994, approximately $109,000,000 of retained earnings were not available for cash dividends and owned property with a net book value of $147,000,000 was pledged or mortgaged.

                                     LEASES
    The Company operates certain property and equipment under leases, some with purchase options, that expire at various dates through 2051. Future minimum lease payments are as follows:

                                    Operating  Capitalized
(in thousands of dollars)              Leases       Leases
                                    ---------  -----------
1995                                  $ 4,703      $ 1,451
1996                                    3,561        1,471
1997                                    3,679        1,449
1998                                    3,058        1,449
1999                                    2,855        1,178
Thereafter                             17,469        4,391
                                      -------      -------

Total minimum lease payments          $35,325       11,389
                                      =======
Less: Amount representing
    interest                                         3,962
                                                   -------
Present value of lease payments                      7,427
Less: Current portion                                  611
                                                   -------
Lease obligations included in
    long-term debt                                 $ 6,816
                                                   =======

    Rental expense under noncancelable operating leases was $5,169,000 in 1994, $4,711,000 in 1993 and $4,434,000 in 1992.


                                                                      Twenty Two

                                 CAPITAL STOCK
    There are 5,000,000 shares of authorized but unissued preferred stock with a par value of $1.00 per share. The rights of the preferred shares will be determined by the Board of Directors when the shares are issued. There are 80,000,000 authorized shares of $.10 par value common stock.

    During fiscal 1992, prior to the three-for-two split in March 1992, the Company acquired 100,561 shares of its common stock for a total cost of $1,988,000.

    In September 1993, the stockholders approved the Company's Key Executive Stock Option Plan of 1993 and authorized 2,000,000 shares of common stock to be granted to key executive officers and key employees until August 31, 2003, at which date the plan will expire. During the current period, 436,500 options were granted and will become exercisable from 1995 to 2001 and expire in December 2003.

    Under the Company's 1969 stock option plan, as amended and extended, stockholders authorized 5,223,437 shares of common stock to be granted to key executive employees until September 30, 1993. At May 31, 1994, options for the purchase of an aggregate of 3,068,750 shares were outstanding at prices equal to the market value of the stock at date of grant. During the current period, 40,000 options were granted to executive officers and key employees. Options totaling 903,508 are presently exercisable and 2,165,242 will become exercisable from 1995 to 2002 and will expire at various dates to September 2003. Option activity under both the 1969 and 1993 plans adjusted for prior stock splits, dividends and previously granted non-qualified options was as follows:

                                Number of Shares                  Average Option Price
Options                   1994        1993        1992        1994         1993        1992
                          ----        ----        ----        ----         ----        ----
Granted                476,500     444,000     597,750      $22.42       $20.97      $14.00
Exercised              222,380     107,244     286,873      $ 9.93       $10.14      $11.21
Cancelled              149,700     206,700     112,749      $ 7.38       $12.66      $ 9.06
Outstanding
 at May 31           3,505,250   3,400,830   3,270,774      $14.26       $12.27      $10.48
Available
 for grant
 at May 31           1,563,500      52,696           -


                         ACQUISITIONS AND DIVESTITURES
    During fiscal year 1994, the Company purchased thirteen operating hotels containing over 1,900 rooms for approximately $44,200,000. An additional $10,400,000 was spent to acquire a hotel chain (Resthotel Primevere) operating primarily in France. In December 1993, the Company invested $10,000,000 in a minority interest in a physicians practice management business. The Company also sold three nursing homes for $15,630,000 and a hotel for $7,200,000. The after tax gain recognized from these sales was $4,778,000.

    During fiscal year 1994, the Company's 82% owned institutional pharmacy subsidiary, Vitalink Pharmacy Services, Inc., purchased two pharmacies based in Oregon and in Colorado which service over 7,400 institutional beds for a total of $7,200,000.

    During fiscal year 1993, the Company purchased seven operating hotels containing a total of 1,306 rooms for approximately $25,000,000 and sold two nursing facilities for $5,200,000. The realized gain from the sale was immaterial.

    During fiscal year 1993, Vitalink Pharmacy Services, Inc., purchased a pharmacy located in Baltimore, Maryland, servicing 2,600 institutional beds and a pharmacy business in New Jersey, servicing over 9,100 institutional beds, for approximately $29,200,000.

    In March 1992 the Company's institutional pharmacy subsidiary, Vitalink Pharmacy Services, Inc., sold 18% of its common stock in an initial public offering. The proceeds from this offering amounted to approximately $38,000,000, which was used to grow Vitalink through acquisitions and the development of new pharmacies.

                         COMMITMENTS AND CONTINGENCIES
    The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

    Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal 1994, 1993 and 1992 these revenues amounted to $377,337,000; $337,047,000; and $295,662,000, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

    As of May 31, 1994, the Company was contingently liable for notes amounting to $4,250,000 and for lease obligations amounting to $2,169,000. These notes and leases were assumed by purchasers and are secured by the related properties or rights thereto.

    As of May 31, 1994, the Company had contractual commitments of $15,520,000 relating to its internal construction program.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS
    The Company has various pension and profit sharing plans, and contributes to certain union welfare plans. The provision for these plans amounted to $10,280,000 in 1994; $8,355,000 in 1993; and $7,669,000 in 1992. All vested benefits under retirement plans are funded or accrued.

    Included in the Company's various retirement plans is a defined benefit pension plan covering substantially all of its employees. The benefits are based on service credit for each year of participation after January 1, 1992. In addition, there is a prior benefit equal to the accrued benefit at December 31, 1991 for a predecessor plan.

    Service cost benefits earned during fiscal years 1994 and 1993 approximated the Plan's annual costs of $3,100,000 and $2,500,000, respectively. As of February 28, 1994 and 1993 Plan assets of approximately $8,300,000 and $6,600,000 compared to vested benefit obligations of $9,000,000 and $7,000,000, respectively.

    Projected benefit obligations were not significantly different from accumulated benefit obligations of $11,100,000 and $8,600,000 as of the same dates. Liabilities recorded on the Company's balance sheets as of May 31, 1994 and 1993 were $2,850,000 and $1,800,000, respectively. Projected benefit obligations were determined for both years using an assumed discount rate of 8%, an assumed rate of return on plan assets of 8.25% and an assumed compensation increase of 4.5%.

    The Company also has various incentive compensation plans for certain personnel. Incentive compensation accrued was $6,262,000 in 1994; $4,545,000 in 1993; and $3,753,000 in 1992.



Twenty Three

                      FAIR VALUE OF FINANCIAL INSTRUMENTS
    The Company is required to disclose the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments." Fair values of material balances were determined by using market rates currently available.

    The balance sheet carrying amounts of cash, cash equivalents and receivables approximate fair value due to the short-term nature of these items. Mortgages and other long-term debt consist of bank loans, mortgages and capital leases. Interest rates on bank loans adjust frequently based on current market rates; accordingly, the carrying amount of bank loans is equivalent to fair value. Fair values for mortgages and capital leases were determined by discounting future cash flows using the Company's current market rate for secured debt. Fair value of subordinated debt was determined by pricing the debt at quoted market prices.

                                               Carrying        Estimated
Balances at May 31, 1994                        Amount            Value
                                               --------        ---------
                                               (in thousands of dollars)
Assets
   Cash & cash equivalents                     $ 60,487        $ 60,487
   Receivables, net                            $ 84,766        $ 84,766
Liabilities (including current portion)
   Mortgages and other long-term debt          $125,202        $124,541
   Subordinated long-term debt                 $157,602        $160,995


                          BUSINESS SEGMENT INFORMATION
    Revenues by principal business segment are included in the Consolidated Statements of Income. Income from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment follows:

Fiscal Year Ended May 31,                      1994             1993              1992
                                               ----             ----              ----
                                                      (in thousands of dollars)
Income from Operations
 Healthcare                              $  126,818       $  112,320        $   95,998
 Lodging                                     33,247           23,946            24,232
 Corporate and other                         (2,577)          (2,202)           (2,591)
                                         ----------       ----------        ----------
                                         $  157,488       $  134,064        $  117,639
                                         ==========       ==========        ==========
Depreciation and Amortization
 Healthcare                              $   44,138       $   41,227        $   39,299
 Lodging                                     17,187           14,253            12,580
 Corporate and other                          5,215            5,519             5,107
                                         ----------       ----------        ----------
                                         $   66,540       $   60,999        $   56,986
                                         ==========       ==========        ==========
Identifiable Assets
 Healthcare                              $  798,113       $  755,259        $  741,986
 Lodging                                    289,841          237,425           180,625
 Corporate and other                         98,571          113,822            92,678
                                         ----------       ----------        ----------
                                         $1,186,525       $1,106,506        $1,015,289
                                         ==========       ==========        ==========
Capital Expenditures
 Healthcare                              $   66,032       $   41,346        $   40,316
 Lodging                                     67,171           68,599            20,815
 Corporate and other                          6,967            6,627             2,366
                                         ----------       ----------        ----------
                                         $  140,170       $  116,572        $   63,497
                                         ==========       ==========        ==========



                          SUMMARY OF QUARTERLY RESULTS
                                  (Unaudited)

                                                             Income
Quarters                                                      from              Net             Per
Ended                                      Revenues        Operations          Income          Share*
                                           --------        ----------          ------          ------
                                               (in thousands of dollars, except per share data)
FISCAL 1993
- - -----------
 August                                  $  245,427         $ 34,470           $15,958        $    .28
 November                                   253,680           35,992            17,276             .30
 February                                   244,945           27,641             8,827             .15
 May                                        265,623           35,961            17,303             .30
                                         ----------         --------           -------        --------
                                         $1,009,675         $134,064           $59,364        $   1.04**
                                         ==========         ========           =======        ========


FISCAL 1994
- - -----------
 August                                  $  284,628         $ 39,032           $19,762        $    .34
 November                                   284,625           41,583            20,241             .34
 February                                   284,071           33,323            15,651             .25
 May                                        309,748           43,550            22,708             .36
                                         ----------         --------           -------        --------
                                         $1,163,072         $157,488           $78,362        $   1.29
                                         ==========         ========           =======        ========


* February 1993 includes an extraordinary item (debt redemption).
**Does not add due to rounding.

                          QUARTERLY MARKET PRICE RANGE
                       OF COMMON STOCK AND DIVIDENDS PAID
                                  (Unaudited)

                                                                                    Cash Dividends
                                             Market Price Per Share*                Paid Per Share*
                                             -------------------------------------------------------
Quarters Ended                               High              Low             Amount           Date
                                             ----              ---             ------           ----
Fiscal 1992
- - -----------
  August                                    $16.00           $11.75             $.022         8/27/91
  November                                   16.00            12.33              .022        11/27/91
  February                                   19.00            13.42              .022         2/27/92
  May                                        17.63            14.75              .022         5/27/92

Fiscal 1993
- - -----------
  August                                    $21.25           $15.63             $.022         8/27/92
  November                                   24.50            17.75              .022        11/27/92
  February                                   26.63            19.00              .022         2/26/93
  May                                        22.38            18.63              .022         5/27/93

Fiscal 1994
- - -----------
  August                                    $24.00           $17.50             $.022         8/27/93
  November                                   23.25            19.38              .022        11/26/93
  February                                   28.00            20.88              .022         2/25/94
  May                                        29.25            23.25              .022         5/27/94

*Retroactively adjusted for three-for-two stock split on March 27, 1992.


                                                                     Twenty Four