Form 10-K, Exhibit 13
period 1995-05-31
MANOR CARE INC/NEW
filed 1995-08-28
CIK 354604

                                                                     EXHIBIT 13

Years ended May 31              1995             1994             1993             1992             1991
-----------------------------------------------------------------------------------------------------------
                                              (in thousands of dollars, except per share data)
Total revenues               $1,321,993       $1,163,072       $1,009,675       $  916,224         $815,469
Income before non-
   recurring and
   extraordinary items*          94,486           77,184           62,383           47,850           32,083
Income before
   extraordinary items*          94,486           78,362           62,383           66,618           32,083
Net income                       94,486           78,362           59,364           62,452           32,083


-----------------------------------------------------------------------------------------------------------
Weighted average shares
   outstanding**
                                 62,480           60,524           57,316           57,308           57,212
-----------------------------------------------------------------------------------------------------------

Per share data:**
   Income before
      non-recurring and
      extraordinary
      items*                       1.51             1.27             1.09             0.83             0.56
   Income before
      extraordinary
      items*                       1.51             1.29             1.09             1.16             0.56
   Net income                      1.51             1.29             1.04             1.09             0.56
   Dividends                       0.09             0.09             0.09             0.09             0.09
   Market price range:
      High                        32.25            29.25            26.63            19.00            15.17
      Low                         24.25            17.50            15.63            11.75             6.83

-----------------------------------------------------------------------------------------------------------
Cash provided by
   operating activities         168,663          175,397          125,030          159,591           99,847
Investments in
   property and
   equipment                    118,797           90,871           90,364           63,497           64,325
-----------------------------------------------------------------------------------------------------------
Total assets                  1,416,307        1,186,525        1,106,506        1,015,289          944,391
Long-term debt                  367,301          276,935          380,438          373,989          456,409
Shareholders' equity            624,873          533,815          361,994          304,982          244,951
-----------------------------------------------------------------------------------------------------------

* Non-recurring items and their impact on net income consist of a net gain on sale of property (positive $4,778) and impact of change in tax rate (negative $3,600) in 1994, net gain on sale of stock by a subsidiary (positive $18,768) in 1992. Extraordinary items and their impact on net income consist of debt redemptions in 1993 (negative $3,019) and 1992 (negative $4,166).

**  Retroactively adjusted for three-for-two stock split in March 1992.

                       Manor Care, Inc. and Subsidiaries

                    MANAGEMENT'S REVIEW OF OPERATING RESULTS

                             HEALTHCARE OPERATIONS

  Healthcare revenues increased $96.2 million or 10% to $1.0 billion in fiscal year 1995, while operating expenses increased $73.8 million or 11% to $770.0 million resulting in a $22.4 million increase in healthcare operating profits. This compares to an increase of 11% in both revenue and expense for fiscal year 1994. The increase in fiscal 1995 revenue was predominately due to increased rates, $57.4 million, and additional capacity, $33.6 million. The increase of $92.3 million in revenue for fiscal year 1994 reflected a 28% increase in beds served for the 82% owned institutional pharmacy and approximately $56.3 million related to value added services in the nursing and assisted living facilities.

  The Company actively controls costs and has generally been successful at maintaining overall costs at rates consistent with the applicable rates of inflation. Increases in labor costs reflect additional services provided for special needs and higher levels of acuity. Labor costs account for approximately 62% of the increase in operating expenses for fiscal year 1995 and 65% for fiscal year 1994.

                               LODGING OPERATIONS

   Lodging revenues increased $62.8 million or 26% to $302.5 million in fiscal year 1995 while operating expenses increased $37.9 million or 22%, resulting in a $24.9 million increase in lodging operating profits. This compares to increases in revenues and expenses of 34% and 36%, respectively, in fiscal year 1994.

  The growth in revenues and expenses was largely due to the increase in the number of Company-operated hotels as well as improved franchise results. Driven primarily by purchases of hotels in select markets, the number of Company-operated hotels grew from 23 (as of May 1993) to 44 (May 1994) to 62 (May 1995). Revenues from these additional hotels contributed $35.0 million and $20.5 million to the annual increase in lodging revenues in fiscal years 1995 and 1994, respectively. These hotels also added $23.8 million and $14.3 million in annual lodging expenses in fiscal years 1995 and 1994, respectively.

  The Company's franchise business accounted for 62% and 69% of lodging revenues in fiscal years 1995 and 1994, respectively. As a result of improved industry fundamentals, operating profits for the Company's franchised business increased to $54.6 million in fiscal year 1995 from $43.8 million in fiscal year 1994

                               OTHER INFORMATION

   Depreciation and amortization expense increased 15% in fiscal year 1995 to $76.2 million. In fiscal year 1994, depreciation and amortization expense increased 9%. Increases were due to acquisition and construction of additional facilities.

   General corporate expense represented 6% of revenue in fiscal years 1995 and 1994. General corporate expenses included all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its various subsidiaries.

   Interest expense decreased 13% in fiscal year 1995 and 16% in fiscal year 1994. The decrease in both years was primarily due to the redemption of $99.0 million in 6 3/8% debentures in October 1993.

                       Manor Care, Inc. and Subsidiaries

                       CONSOLIDATED STATEMENTS OF INCOME


Years Ended May 31 (in thousands of dollars, except per share data)     1995             1994              1993
---------------------------------------------------------------------------------------------------------------
REVENUES
   Healthcare                                                     $1,019,458       $  923,308        $  830,968
   Lodging                                                           302,535          239,764           178,707
                                                                  ----------       ----------        ----------

   Total revenues                                                  1,321,993        1,163,072         1,009,675
                                                                  ----------       ----------        ----------

EXPENSES
   Healthcare                                                        769,998          696,199           627,733
   Lodging                                                           213,263          175,400           128,988
   Depreciation and amortization                                      76,215           66,540            60,999
   General corporate                                                  78,569           67,445            57,891
                                                                  ----------       ----------        ----------

   Total expenses                                                  1,138,045        1,005,584           875,611
                                                                  ----------       ----------        ----------

   INCOME FROM OPERATIONS                                            183,948          157,488           134,064
                                                                  ----------       ----------        ----------

OTHER INCOME AND (EXPENSES)
   Interest income and other                                           7,282            5,905             6,197
   Minority interest expense                                          (4,329)          (3,228)           (2,308)
   Gain on sale of property                                                -            7,978                 -
   Interest expense                                                  (27,115)         (31,281)          (37,070)
                                                                  ----------       ----------        ----------

   Total other expenses, net                                         (24,162)         (20,626)          (33,181)
                                                                  ----------       ----------        ----------

INCOME BEFORE INCOME TAXES                                           159,786          136,862           100,883
INCOME TAXES                                                          65,300           58,500            38,500
                                                                  ----------       ----------        ----------

INCOME BEFORE EXTRAORDINARY ITEM                                      94,486           78,362            62,383
EXTRAORDINARY ITEM (DEBT REDEMPTION, NET OF
   INCOME TAXES OF $1,851)                                                 -                -            (3,019)
                                                                  ----------       ----------        ----------

NET INCOME                                                        $   94,486       $   78,362        $   59,364
                                                                  ==========       ==========        ==========

AVERAGE SHARES OUTSTANDING                                            62,480           60,524            57,316
                                                                  ==========       ==========        ==========
INCOME PER SHARE OF COMMON STOCK
   Income before extraordinary item                               $     1.51       $     1.29        $     1.09
   Extraordinary item (debt redemption)                                    -                -              (.05)
                                                                  ----------       ----------        ----------

Net income per share of common stock                              $     1.51       $     1.29        $     1.04
                                                                  ==========       ==========        ==========




The accompanying notes are an integral part of these consolidated statements.

                       Manor Care, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

May 31 (in thousands of dollars)                                               1995             1994
----------------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and cash equivalents                                              $   75,060       $   60,487
  Receivables (net of allowances of $22,999 and $24,431)                     96,149           84,766
  Inventories                                                                17,138           12,954
  Current deferred income tax benefit                                        27,371           12,317
  Other                                                                      14,657           12,828
                                                                         ----------       ----------

    Total current assets                                                    230,375          183,352
                                                                         ----------       ----------

PROPERTY AND EQUIPMENT, AT COST, NET OF DEPRECIATION                        993,791          824,350
                                                                         ----------       ----------

LODGING FRANCHISE RIGHTS, NET OF AMORTIZATION                                61,565           64,454
                                                                         ----------       ----------

OTHER ASSETS                                                                130,576          114,369
                                                                         ----------       ----------

                                                                         $1,416,307       $1,186,525
                                                                         ==========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
  Current portion of long-term debt                                      $    5,468       $    5,869
  Accounts payable                                                           94,281           50,231
  Accrued expenses                                                          101,732           97,597
  Income taxes payable                                                            -           12,681
                                                                         ----------       ----------

    Total current liabilities                                               201,481          166,378
                                                                         ----------       ----------

MORTGAGES AND OTHER LONG-TERM DEBT                                          209,630          119,333
                                                                         ----------       ----------

SUBORDINATED LONG-TERM DEBT                                                 157,671          157,602
                                                                         ----------       ----------

DEFERRED INCOME TAXES ($150,345 AND $137,916) AND OTHER                     222,652          209,397
                                                                         ----------       ----------

SHAREHOLDERS' EQUITY
  Common stock $.10 par, 160,000,000 and 80,000,000 shares
    authorized; 65,513,734 and 65,436,734 shares issued                       6,553            6,545
  Contributed capital                                                       168,699          167,316
  Retained earnings                                                         491,520          402,520
  Cumulative translation adjustment                                             709              (31)
  Treasury stock, 2,989,264 and 2,986,492 shares, at cost                   (42,608)         (42,535)
                                                                         ----------       ----------

    Total shareholders' equity                                              624,873          533,815
                                                                         ----------       ----------

                                                                         $1,416,307       $1,186,525
                                                                         ==========       ==========


The accompanying notes are an integral part of these consolidated balance sheets.

                       Manor Care, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                            Cumulative
(in thousands of dollars)                  Common Stock        Contributed     Retained     Translation
                                          Shares  Amount         Capital       Earnings      Adjustment
-------------------------------------------------------------------------------------------------------
Balance, May 31, 1992                 60,363,588   $6,036        $ 66,852      $275,264        $  (640)

  Net income                                   -        -               -        59,364              -
  Exercise of stock options              107,244       11           1,457             -              -
  Cash dividends                               -        -               -        (5,096)             -
  Other                                        -        -             162             -            992
                                      ----------   ------        --------      --------        -------

Balance, May 31, 1993                 60,470,832    6,047          68,471       329,532            352

  Net income                                   -        -               -        78,362              -
  Exercise of stock options              222,380       23           2,186             -              -
  Cash dividends                               -        -               -        (5,374)             -
  Debenture Conversion                 4,743,522      475          96,432             -              -
  Other                                        -        -             227             -           (383)
                                       ---------   ------        --------      --------        -------

Balance, May 31, 1994                 65,436,734   $6,545        $167,316      $402,520        $   (31)

  Net income                                   -        -               -        94,486              -
  Exercise of stock options               77,000        8             833             -              -
  Cash dividends                               -        -               -        (5,489)             -
  Other                                        -        -             550             3            740
                                      ----------   ------        --------      --------        -------

Balance, May 31, 1995                 65,513,734   $6,553        $168,699      $491,520        $   709
                                      ==========   ======        ========      ========        =======

The accompanying notes are an integral part of these consolidated statements.

                       Manor Care, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31 (in thousands of dollars)                          1995             1994             1993
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                       $  94,486        $  78,362        $  59,364
Reconciliation of net income to net cash
   provided by operating activities:
    Depreciation and amortization                                   76,215           66,540           60,999
    Amortization of debt discount                                      670            1,014              940
    Provision for bad debts                                         13,493           13,923            9,394
    Increase in deferred taxes                                      12,429            6,333            7,500
    Gain on sale of facilities                                           -           (7,978)               -
Changes in assets and liabilities (excluding
   sold facilities and acquisitions):
    Change in receivables                                          (24,657)         (15,206)         (16,110)
    Change in inventories and other current assets                  (5,367)            (927)             (57)
    Change in accounts payable and accrued expenses                 21,530           15,831           (4,442)
    Change in income taxes payable                                 (27,735)           7,427              719
    Change in other liabilities                                      7,599           10,078            6,723
                                                                 ---------        ---------        ---------

        NET CASH PROVIDED BY OPERATING ACTIVITIES                  168,663          175,397          125,030
                                                                 ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Investment in property and equipment                           (118,797)         (90,871)         (90,364)
    Acquisition of operating hotels                                (59,766)         (44,200)         (25,115)
    Acquisition of healthcare facilities                           (56,745)               -                -
    Acquisition of a hotel chain                                         -          (10,400)               -
    Acquisition of operating pharmacies                             (2,451)          (7,217)         (29,188)
    Sale of (investment in) healthcare business                     13,334          (10,000)               -
    Proceeds from the sale of property                                   -           22,830                -
    Other items, net                                                (8,322)          (3,338)           6,296
                                                                 ---------        ---------        ---------

        NET CASH UTILIZED BY INVESTING ACTIVITIES                 (232,747)        (143,196)        (138,371)
                                                                 ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from bank borrowings                                  209,354            5,079          167,727
    Principal payments of debt                                    (126,049)         (54,472)        (153,015)
    Proceeds from exercise of stock options                            841            2,209            1,468
    Dividends paid                                                  (5,489)          (5,374)          (5,096)
                                                                 ---------        ---------        ---------
        NET CASH PROVIDED (UTILIZED) BY
          FINANCING ACTIVITIES                                      78,657          (52,558)          11,084
                                                                 ---------        ---------        ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS                             14,573          (20,357)          (2,257)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                      60,487           80,844           83,101
                                                                 ---------        ---------        ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $  75,060        $  60,487        $  80,844
                                                                 =========        =========        =========


The accompanying notes are an integral part of these consolidated statements.

                       Manor Care, Inc. and Subsidiaries

            MANAGEMENT'S REVIEW OF FINANCIAL POSITION AND CASH FLOWS

                        LIQUIDITY AND CAPITAL RESOURCES

  The Company maintains adequate capital resources, including strong operating cash flows and committed lines of credit, to support ongoing operations and fulfill capital requirements for both the upcoming year and the foreseeable future.

  In November 1994, the Company entered into a $250.0 million competitive advance and multi-currency revolving credit facility provided by a group of eighteen banks. This facility replaced the $100.0 million revolving credit facility agreement, as amended, dated June 1993, and the $65.0 million multi-currency revolving credit facility agreement, as amended, dated December 1992. The new facility will expire in November 1999. At May 31, 1995, bank lines totaled $270.0 million of which $141.7 million remained unused.

  The Company maintains adequate debt capacity as evidenced by Standard & Poor's assignment to the Company of an investment grade BBB to the Company's senior debt. The Company's ratio of senior debt to equity plus subordinated debt is .3 to 1. Furthermore, a significant portion of the Company's property and equipment remains unencumbered.

  The Company's working capital ratio at May 31, 1995 and 1994 was 1.1. The Company attempts to minimize its investment in net current assets, and believes that the maintenance of minimal working capital is an appropriate objective given the stability of the Company's operating cash flows and the depth of its financial resources.

                                    PROPERTY

  During fiscal year 1995, additions to property and equipment amounted to $118.8 million. Additions included routine capital expenditures and specialty product conversions. An additional $59.8 million was spent to acquire 16 operating hotels and $56.7 million was spent to acquire 9 additional nursing centers and assisted living facilities.

                                 LONG-TERM DEBT

  Long-term debt was $367.3 million at May 31, 1995 compared to $276.9 million at May 31, 1994. The increase in long-term debt is mainly attributable to the Company's acquisition of hotels, nursing centers and assisted living facilities.

  The Company's long-term debt to equity ratio was .6 to 1 at May 31, 1995 and .5 to 1 at May 31, 1994. In evaluating leverage and debt capacity, the Company considers cash flow and interest coverage. The Company's consolidated interest coverage ratio and consolidated debt ratio, as defined by the Company's bank agreement, were 8.62 to 1 and .37 to 1, respectively, for fiscal year 1995. The Company's bank agreement requires a consolidated interest coverage ratio minimum of 3 to 1 and prohibits a consolidated debt ratio in excess of .67 to 1.

  The current portion of debt as of May 31, 1995 amounted to $5.5 million.

                              SHAREHOLDERS' EQUITY

  Shareholders' equity increased from $533.8 million at May 31, 1994 to $624.9 million at May 31, 1995. This increase was primarily due to net income of $94.5 million, reduced by dividend payments amounting to $5.5 million.

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

  The Audit Committee of the Company's Board of Directors is comprised of two external directors. This Committee meets periodically with management, the internal auditors and the external auditors. The Committee reviews the Company's annual financial statements in advance of their release and monitors and reviews the audit programs conducted by both the Company's internal audit department and the external auditors. Audit Committee meetings are scheduled so as to facilitate any private communications with the Committee desired by either the internal or external auditors.




Stewart Bainum, Jr.
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



James A. MacCutcheon
SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER
AND TREASURER

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Manor Care, Inc.:

  We have audited the accompanying consolidated balance sheets of MANOR CARE, INC. (a Delaware Corporation) and subsidiaries as of May 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above (appearing on pages 19, 20, 21, 22 and 25-28) present fairly, in all material respects, the financial position of MANOR CARE, INC. and subsidiaries as of May 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1995, in conformity with generally accepted accounting principles.



Arthur Andersen LLP
WASHINGTON, D.C.
JUNE 20, 1995

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

                                      CASH

  The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

                             PROPERTY AND EQUIPMENT

  The components of property and equipment at May 31, were:

(in thousands of dollars)                           1995             1994
-------------------------------------------------------------------------
Land                                          $  113,768       $   92,838
Building and improvements                        953,471          813,131
Capitalized leases                                18,991           18,991
Furniture, fixtures and
     equipment                                   224,730          187,804
Facilities in progress                            32,033           19,632
                                              ----------       ----------
                                               1,342,993        1,132,396

Less:  Accumulated depreciation                 (349,202)        (308,046)
                                              ----------       ----------

                                              $  993,791       $  824,350
                                              ==========       ==========

  Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

   Building and improvements            10-40 years
   Furniture, fixtures and equipment     3-20 years

  Accumulated depreciation includes $8.9 million at May 31, 1995 and $8.2 million at May 31, 1994 relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful lives of the leased properties.

                            CAPITALIZATION POLICIES

  Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs and minor replacements are charged to expense.

  Construction overhead and costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets. Pre-opening marketing, personnel recruitment and training costs related to facilities under construction are deferred until construction is completed and then amortized over two years.

  The Company capitalizes interest on borrowings applicable to facilities in progress. Interest has been capitalized as follows: 1995, $2.0 million; 1994, $.7 million; 1993, $2.6 million.

                            LODGING FRANCHISE RIGHTS

  Franchise rights are recorded at their estimated fair values at the date acquired and amortized on a straight-line basis over an estimated useful life of twenty-six years. The recoverability of net value of franchise rights is evaluated annually based on undiscounted cash flows.

                            SELF-INSURANCE PROGRAMS

  The Company self-insures for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and anticipated claims.

                          NET INCOME PER COMMON SHARE

  Net income per common share has been computed based on the weighted average number of shares of common stock outstanding. The effect of outstanding and unexercised stock options on the computation is insignificant.

                                  INCOME TAXES

  Included in the 1994 tax provision was a charge of $3.6 million due to the impact on prior periods of a change in the rates. In fiscal year 1993, the Company adopted Statement of Financial Accounting Standards No. 109. This adoption did not have a material effect on the Company's financial statements. Income tax provisions were as follows:

(in thousands of dollars)                                    1995            1994            1993
-------------------------------------------------------------------------------------------------
Current tax expense:
   Federal                                                $51,485         $44,367         $23,382
   State                                                   11,376          10,823           7,604

Deferred tax expense:
   Federal                                                  2,041           4,131           7,696
   State                                                      398            (821)           (182)
                                                          -------         -------         -------



                                                          $65,300         $58,500         $38,500
                                                          =======         =======         =======

  Deferred tax assets (liabilities) are comprised of the following at May 31:

(in thousands of dollars)                                        1995              1994           1993
------------------------------------------------------------------------------------------------------
Depreciation and amortization                              $ (92,314)         $(86,138)      $ (75,127)
Purchased tax benefits                                       (46,212)          (47,506)        (47,689)
Gain on stock issuance                                       (11,895)          (11,895)        (11,616)
Other                                                        (21,545)           (5,084)         (6,386)
                                                           ---------          --------       ---------

Gross deferred tax liabilities                              (171,966)         (150,623)       (140,818)

Tax deposit                                                   12,000                 -               -
Other                                                         34,607            25,024          21,552
                                                           ---------          --------       ---------

Gross deferred tax assets                                     46,607            25,024          21,552
                                                           ---------         ---------       ---------

Net deferred tax                                           $(125,359)        $(125,599)      $(119,266)
                                                           =========         =========       =========



  The Company expects the deferred tax assets to be realized through future taxable income.

  A reconciliation of income tax expense at the statutory rate to income tax expense included in the consolidated statements of income follows:

(in thousands of dollars)                                     1995           1994            1993
-------------------------------------------------------------------------------------------------
Federal income tax rate                                        35%             35%             34%
                                                          -------         -------         -------
Federal taxes at statutory rate                           $55,925         $47,902         $34,300
State income taxes, net of Federal
   tax benefit                                              7,653           6,501           4,899
Effect of tax rate changes                                      -           3,600               -
Tax credits                                                  (910)           (910)           (726)
Other                                                       2,632           1,407              27
                                                          -------         -------         -------

Income tax expense                                        $65,300         $58,500         $38,500
                                                          =======         =======         =======

Income taxes paid                                         $69,725         $48,005         $27,746
                                                          =======         =======         =======

                                ACCRUED EXPENSES

  Accrued expenses at May 31, 1995 and 1994 were as follows:

(in thousands of dollars)                   1995           1994
---------------------------------------------------------------
Payroll                                 $ 57,995        $52,906
Taxes, other than income                  13,386         11,503
Insurance                                  8,209          8,681
Interest                                   1,456          1,207
Other                                     20,686         23,300
                                        --------        -------
                                        $101,732        $97,597
                                        ========        =======

                                 LONG-TERM DEBT

  Maturities of long-term debt at May 31, 1995 were as follows:

         Fiscal Year (in thousands of dollars)
         -----------------------------------------------------
               1996                                   $  5,468
               1997                                      8,552
               1998                                     13,732
               1999                                      6,163
               2000                                    148,416
         2001 to 2024                                  190,438
                                                      --------

                                                      $372,769
                                                      ========

  Long-term debt, consisting of mortgages, capital leases and subordinated debt, was net of discount of $1.7 million and $2.4 million at May 31, 1995 and 1994, respectively. Amortization of discount was $.7 million in 1995, $1.0 million in 1994 and $.9 million in 1993, including the write-off associated with debt redemptions.

  During fiscal year 1995 interest rates on subordinated debt ranged from 4.75% to 9.5%; interest rates on mortgages and other long- term debt ranged from 4.0% to 15.3%. The weighted average interest rate in fiscal year 1995 was 9.3%

  In October 1993, the Company redeemed the $99.0 million of 6 3/8% Convertible Subordinated Debentures due 2011. Approximately $3.0 million were redeemed for cash, at a premium, while the remaining debentures were converted into common stock at $20.31 per share which resulted in 4,743,522 shares being issued.

  On November 30, 1994, the Company entered into a $250.0 million competitive advance and multi-currency revolving credit facility provided by a group of eighteen banks. This credit facility replaces the $100.0 million revolving credit facility and the $65.0 million multi-currency revolving credit facility. The new facility provides that up to $75.0 million is available for borrowings in foreign currencies. Borrowings under the facility are, at the option of the Company, at one of several rates including LIBOR plus 26.25 basis points. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the facility. The facility presently requires the Company to pay fees of 3/16 of 1% on the entire loan commitment. The facility will terminate on November 30, 1999. At May 31, 1995, the foreign and domestic borrowings amounted to $33.3 million and $95.0 million, respectively.

  Compensating balances of $.8 million are required by certain debt agreements. In addition, various debt agreements impose certain restrictions regarding financial ratios and payment of dividends. At May 31, 1995, approximately $132.0 million of retained earnings were not available for cash dividends and owned property with a net book value of $133.0 million was pledged or mortgaged.

                                     LEASES

  The Company operates certain property and equipment under leases, some with purchase options, that expire at various dates through 2051. Future minimum lease payments are as follows:

                                    Operating        Capitalized
(in thousands of dollars)              Leases             Leases
----------------------------------------------------------------
1996                                  $ 4,483             $1,491
1997                                    4,498              1,469
1998                                    3,770              1,266
1999                                    3,365              1,198
2000                                    3,072              1,083
Thereafter                             15,294              3,279
                                      -------             ------
Total minimum
    lease payments                    $34,482              9,786

Less:  Amount
    representing
    interest                                               3,055
                                                          ------

Present value of
    lease payments                                         6,731
Less:  Current
    portion                                                  817
                                                          ------

Lease obligations
    included in
    long-term debt                                        $5,914
                                                          ======


  Rental expense under noncancellable operating leases was $5.6 million in 1995, $5.2 million in 1994 and $4.7 million in 1993.

                                 CAPITAL STOCK

  There are 5,000,000 shares of authorized but unissued preferred stock with a par value of $1.00 per share. The rights of the preferred shares will be determined by the Board of Directors when the shares are issued. There are 160,000,000 authorized shares of $.10 par value common stock.

  During fiscal year 1995, the Company acquired 2,772 shares of its common stock for a total cost of $73 thousand.

  In September 1994, the shareholders approved the Company's Non-Employee Director Stock Option and Deferred Compensation Stock Purchase Plan - Plan A, and authorized a total of 150,000 shares of common stock to be granted to non-employee directors. Pursuant to the plan each eligible non-employee director was granted 5,000 shares on September 9, 1994 and each non-employee director subsequently elected to the Board of Directors will receive an option to purchase 5,000 shares of common stock on the date of his or her initial election. In addition, each eligible non-employee director will be automatically granted an option to purchase an additional 1,000 shares on the anniversary date of election. Options on 30,000 shares at $27.94 were granted on September 9, 1994 and will become exercisable between September 1996 and September 1998. All 30,000 shares remained outstanding at May 31, 1995. The plan will expire in September 2004.

  In September 1993, the shareholders approved the Company's Key Executive Stock Option Plan of 1993 and authorized 2,000,000 shares of common stock to be granted to key executive officers and key employees until August 31, 2003, at which date the plan will expire. During the current period, 80,000 options were granted and will become exercisable from 1996 to 2001 and expire in December 2003. At May 31, 1995, options for the purchase of an aggregate of 516,500 shares were outstanding at prices equal to the market value of the stock at date of grant.

  Under the Company's 1969 stock option plan, as amended and extended, shareholders authorized 5,223,437 shares of common stock to be granted to key
executive employees until September 30, 1993.   At May 31, 1995, options for the
purchase of an aggregate of 2,991,750 shares were outstanding at prices equal to the market value of the stock at date of grant. During the current period, no options were granted to executive officers and key employees. Options totaling 1,260,986 are presently exercisable and 1,730,764 will become exercisable from 1996 to 2002 and will expire at various dates to September 2003. Option activity under the above plans adjusted for prior stock splits, dividends and previously granted non-qualified options, was as follows:

                                 Number of Shares                       Average Option Price
                                 ----------------                       --------------------
Options               1995           1994            1993           1995        1994         1993
-------------------------------------------------------------------------------------------------
Granted                  110,000        476,500         444,000     $27.50     $22.42      $20.97
Exercised                 77,000        222,380         107,244     $10.92     $ 9.93      $10.14
Cancelled                      -        149,700         206,700     $    -     $ 7.38      $12.66
Outstanding
 at May 31             3,538,250      3,505,250       3,400,830     $14.36     $14.26      $12.27
Available
 for grant
 at May 31             1,603,500      1,563,500          52,696

                         ACQUISITIONS AND DIVESTITURES

  During fiscal year 1995, the Company purchased 16 operating hotels containing over 2,300 rooms for approximately $59.8 million. In addition, 9 nursing centers and assisted living facilities were purchased for $56.7 million. The Company's 82% owned pharmacy subsidiary, Vitalink Pharmacy Services, Inc. purchased a pharmacy in Texas servicing 1,300 institutional beds for $2.5 million. On May 31, 1995 the Company repurchased one-half of the 11% interest held by its management in a lodging subsidiary; the purchase cost of $27.4 million was paid in June and July 1995. In March 1995, the Company sold its investment in a physicians practice management business for $13.3 million.

  During fiscal year 1994, the Company purchased thirteen operating hotels containing over 1,900 rooms for approximately $44.2 million. An additional $10.4 million was spent to acquire a hotel chain (Restho tel Primevere) operating primarily in France. In December 1993, the Company invested $10.0 million in a minority interest in a physicians practice management business. The Company also sold three nursing homes for $15.6 million and a hotel for $7.2 million. The after tax gain recognized from these sales was $4.8 million.

  During fiscal year 1994, Vitalink Pharmacy Services, Inc. purchased two pharmacies based in Oregon and Colorado which service over 7,400 institutional beds for a total of $7.2 million.

  During fiscal year 1993, the Company purchased seven operating hotels containing a total of 1,306 rooms for approximately $25.0 million and sold two nursing facilities for $5.2 million. The realized gain from the sale was immaterial.

  During fiscal year 1993, Vitalink Pharmacy Services, Inc. purchased a pharmacy located in Maryland, servicing 2,600 institutional beds and a pharmacy business in New Jersey, servicing over 9,100 institutional beds, for approximately $29.2 million.

  Unless otherwise noted, acquisitions are accounted for as a purchase. Approximately 70% of the total costs for nursing home and hotel acquisitions are allocated to buildings, approximately 20% to land and the remainder to furniture, fixtures and equipment. The remainder of the acquisition costs are allocated to goodwill.

                         COMMITMENTS AND CONTINGENCIES

  The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

  Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal years 1995, 1994 and 1993 these revenues amounted to $431.0 million; $377.3 million; and $337.0 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

  As of May 31, 1995, the Company had contractual commitments of $39.8 million relating to its internal construction program.

                  PENSION, PROFIT SHARING AND INCENTIVE PLANS

  The Company has various pension and profit sharing plans, including a supplemental executive retirement plan, and contributes to certain union welfare plans. The provision for these plans amounted to $12.2 million in 1995; $10.3 million in 1994; and $8.4 million in 1993. All vested benefits under retirement plans are funded or accrued.

  The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions of up to 6% of each covered employee's salary are determined based on years of service. The cost of the plan totaled $5.3 million in 1995; $4.5 million in 1994; and $4.6 million in 1993.

  Also included in the Company's retirement plans is a defined benefit pension plan covering substantially all of its employees. The benefits are based on service credit for each year of participation after January 1, 1992. In addition, there is a prior benefit equal to the accrued benefit at December 31, 1991 for a predecessor plan.

  Service cost benefits earned during fiscal years 1995, 1994 and 1993 approximated the Plan's annual costs of $3.0 million, $3.1 million and $2.5 million, respectively. As of February 28, 1995, 1994 and 1993, Plan assets of approximately $12.2 million, $8.3 million and $6.6 million compared to vested benefit obligations of $9.6 million, $9.0 million and $7.0 million, respectively.

  Projected benefit obligations were not significantly different from accumulated benefit obligations of $12.1 million, $11.1 million and $8.6 million as of the same dates. Liabilities recorded on the Company's balance sheets as of May 31, 1995, 1994 and 1993 were $.6 million, $2.9 million and $1.8 million, respectively. Projected benefit obligations were determined using an assumed discount rate of 8.5% for 1995 and 8% for 1994 and 1993, an assumed rate of return on plan assets of 8.25% and an assumed compensation increase of 4.5%.

  The Company also has various incentive compensation plans for certain personnel. Incentive compensation accrued was $5.8 million in 1995; $6.3 million in 1994; and $4.5 million in 1993.

                      FAIR VALUE OF FINANCIAL INSTRUMENTS

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

                                                              Carrying       Estimated
Balances at May 31, 1995                                       Amount          Value
------------------------                                      --------       ---------
                                                              (in thousands of dollars)
Assets
   Cash & cash equivalents                                    $ 75,060        $ 75,060
   Receivables, net                                           $ 96,149        $ 96,149

Liabilities (included current portion)
   Mortgages and other long-term debt                         $215,098        $216,393
   Subordinated long-term debt                                $157,671        $169,601


                          BUSINESS SEGMENT INFORMATION

  Revenues by principal business segment are included in the Consolidated Statements of Income. Income from operations, depreciation and amortization, identifiable assets and capital expenditures by principal business segment follows:

Fiscal Year Ended May 31,               1995             1994              1993
-------------------------------------------------------------------------------
                                          (in thousands of dollars)
Income from
Operations
    Healthcare                    $  137,572       $  126,818        $  112,320
    Lodging                           52,406           33,247            23,946
    Corporate and other               (6,030)          (2,577)           (2,202)
                                  ----------       ----------        ----------


                                  $  183,948       $  157,488        $  134,064
                                  ==========       ==========        ==========

Depreciation and
Amortization
    Healthcare                    $   48,880       $   44,138        $   41,227
    Lodging                           21,501           17,187            14,253
    Corporate and other                5,834            5,215             5,519
                                  ----------       ----------        ----------

                                  $   76,215       $   66,540        $   60,999
                                  ==========       ==========        ==========

Identifiable Assets
    Healthcare                    $  905,755       $  798,113        $  755,259
    Lodging                          356,612          289,841           237,425
    Corporate and other              153,940           98,571           113,822
                                  ----------       ----------        ----------

                                  $1,416,307       $1,186,525        $1,106,506
                                  ==========       ==========        ==========

Capital
Expenditures
    Healthcare                    $  140,451       $   66,032        $   41,346
    Lodging                           89,198           67,171            68,599
    Corporate and other                5,726            6,967             6,627
                                  ----------       ----------        ----------

                                  $  235,375       $  140,170        $  116,572
                                  ==========       ==========        ==========

                          SUMMARY OF QUARTERLY RESULTS
                                  (Unaudited)

                                     Income
Quarters                              from           Net         Per
Ended                Revenues       Operations      Income      Share
-------------------------------------------------------------------------------------
                     (In thousands of dollars, except per share data)

FISCAL 1994
-----------

   August            $  284,628      $ 39,032      $19,762      $ .34
   November             284,625        41,583       20,241        .34
   February             284,071        33,323       15,651        .25
   May                  309,748        43,550       22,708        .36
                     ----------      --------      -------      -----

                     $1,163,072      $157,488      $78,362      $1.29
                     ==========      ========      =======      =====

FISCAL 1995
-----------

   August            $  321,401      $ 47,464      $24,363      $ .39
   November             324,245        47,825       25,007        .40
   February             322,100        38,426       18,741        .30
   May                  354,247        50,233       26,375        .42
                     ----------      --------      -------      -----

                     $1,321,993      $183,948      $94,486      $1.51
                     ==========      ========      =======      =====


                          QUARTERLY MARKET PRICE RANGE
                       OF COMMON STOCK AND DIVIDENDS PAID
                                  (Unaudited)


                                                        Cash Dividends
                        Market Price Per Share          Paid Per Share
                        ----------------------          --------------
Quarters Ended          High            Low          Amount         Date
----------------------------------------------------------------------------
Fiscal 1993
-----------

   August               $21.25          $15.63       $.022           8/27/92
   November             $24.50          $17.75       $.022          11/27/92
   February             $26.63          $19.00       $.022           2/26/93
   May                  $22.38          $18.63       $.022           5/27/93

Fiscal 1994
-----------

   August               $24.00          $17.50       $.022           8/27/93
   November             $23.25          $19.38       $.022          11/26/93
   February             $28.00          $20.88       $.022           2/25/94
   May                  $29.25          $23.25       $.022           5/27/94

Fiscal 1995
-----------

   August               $27.88          $24.25       $.022           8/26/94
   November             $29.63          $25.25       $.022          11/25/94
   February             $31.25          $27.00       $.022           2/27/95
   May                  $32.25          $27.50       $.022           5/26/95


                                      28