Form 10-K, Exhibit 13
period 1996-05-31
MANOR CARE INC/NEW
filed 1996-08-29
CIK 354604

                                                                      EXHIBIT 13



                                (Annual Report)

MANOR CARE, INC.
ANNUAL REPORT 1996

                            [ARTWORK APPEARS HERE]

Financial
      highlights/a/



Years ended May 31                                     1996        1995        1994        1993       1992
(In thousands of dollars, except per share data)

Healthcare revenues                                 $1,248,197  $1,019,458  $  923,308  $  830,968  $755,999
Income from continuing
   operations before non-recurring
   and extraordinary items /b/                          81,369      77,675      67,369      54,729    35,068
Income from continuing operations
   before extraordinary items /b/                       65,471      77,675      68,703      54,729    53,836
Income from discontinued
   lodging operations                                   20,436      16,811       9,659       7,654    12,782
Net income                                              85,907      94,486      78,362      59,364    62,452
Weighted average shares outstanding /c/                 62,628      62,480      60,524      57,316    57,308
Per share data: /c/
   Income from continuing operations before
      non-recurring and extraordinary items /b/           1.30        1.24        1.11        0.95      0.61
   Income from continuing operations
      before extraordinary items /b/                      1.04        1.24        1.13         .95       .94
   Income from discontinued
      lodging operations                                  0.33        0.27        0.16        0.13      0.22
   Net income                                             1.37        1.51        1.29        1.04      1.09
   Dividends                                              0.09        0.09        0.09        0.09      0.09
   Market price range:
      High                                               43.50       32.25       29.25       26.63     19.00
      Low                                                27.78       24.25       17.50       15.63     11.75
Cash provided by operating activities                  251,989     169,364     173,699     124,309   159,681
Investments in property and equipment                  136,332      91,900      72,932      45,227    42,682
Total assets                                         1,681,840   1,289,817   1,085,636   1,025,230   965,616
Long-term debt                                         490,575     315,271     223,892     330,189   355,603
Shareholders' equity                                   707,769     624,873     533,815     361,642   305,622

(a) Lodging operations are reflected as discontinued in the financial statements contained herein in light of the Company's previously announced intention to spin-off its lodging business to shareholders.

(b) Non-recurring items and their impact on net income consist of provisions for asset impairment and restructuring (negative $15,898 net of tax) in 1996, a net gain on sale of property (positive $4,778 net of tax) and impact of change in tax rate (negative $3,444) in 1994, and net gain on sale of stock by a subsidiary (positive $18,768) in 1992. Extraordinary items and their impact on net income consist of debt redemptions in 1993 (negative $3,019) and 1992 (negative $4,166).

(c)  Retroactively adjusted for three-for-two stock split in March 1992.


Revenues (in millions)

92............ $756

93.............. $831

94................ $923

94.................... $1,019

95.........................$1,248


Per share income from continuing operations before non-recurring and extraordinary items

92.......... $.061

93................. $0.95

94..................... $1.11

95......................... $1.24

96............................ $1.30

LONG-TERM CARE

Manor Care provides more than five million patient days annually of quality, long-term skilled nursing care. Long-term care is appropriate for chronically ill and frail elderly individuals requiring 24-hour skilled nursing and physical, occupational and speech therapies. With 175 nursing facilities in 28 states, Manor Care is a leading provider of high quality long-term care, targeting upper income, service sensitive, private paying residents.

ASSISTED LIVING

Assisted living is an attractive option for seniors who need some assistance with activities of daily living but do not require around-the-clock skilled nursing care. The Company's rapidly growing assisted living operations consist of 18 Springhouse facilities serving the needs of the general assisted living population and seven Arden Courts facilities designed to meet the specialized needs of individuals with early to middle-stage Alzheimer's disease.

INSTITUTIONAL PHARMACY

Vitalink Pharmacy Services, Inc., an 82%-owned subsidiary of Manor Care, is listed on the NASDAQ under the symbol VTLK. Vitalink provides pharmaceutical dispensing of individual medications; infusion therapy products and services; medical supplies; and pharmacy consulting services to skilled nursing and other health care facilities through 23 pharmacies serving 29 states.

                            [ARTWORK APPEARS HERE]

HOME HEALTH

Manor Care holds a controlling interest in In Home Health, Inc. (IHHI - NASDAQ), a leading provider of quality comprehensive health care services to clients of all ages in their own homes. In Home Health provides these services -- including skilled nursing, infusion therapy, hospice, rehabilitation and personal care -- in 19 markets located in 13 states.

ALZHEIMER'S SERVICES

With over a decade of experience and more than 10% of total skilled nursing beds devoted to Alzheimer's care, Manor Care is the industry leader in Alzheimer's disease management. The Company's 118 inpatient skilled nursing facility-based Arcadia units meet the needs of individuals in the middle to late stages of the disease, while Arden Courts facilities serve individuals earlier in the disease process.

HIGH ACUITY

Focusing on short-term, post-hospital care for medically complex patients and those persons in need of aggressive rehabilitation, Manor Care offers high acuity services in most of its inpatient skilled nursing and rehabilitation facilities. In addition, the Company operates 23 dedicated MedBridge high acuity units featuring high staff-to-patient ratios, sophisticated clinical capabilities and state-of-the-art rehabilitation departments.

                            [ARTWORK APPEARS HERE]

The continuum
          of care
     1996 operational highlights


        . OPENED FOUR ARDEN COURTS AND SIX SPRINGHOUSE FACILITIES, representing 1,364 total assisted living units. These additions bring total assisted living units to 3,377, making Manor Care one of the nation's largest operators of assisted living.

        . ADDED 1,326 INPATIENT SKILLED NURSING AND REHABILITATION BEDS through a combination of new development and acquisitions. With the opening of 21 new Arcadia units and eight wings with specialty lifestyle amenities, Manor Care increased higher margin specialty beds by 16%, to 8,508.

        . SECURED SITES FOR FUTURE DEVELOPMENT of 23 assisted living and inpatient skilled nursing and rehabilitation facilities.

        . GAINED HOME HEALTH CARE CAPABILITIES in 19 markets through the acquisition of a controlling interest in Home Health, Inc.
           Received Medicare certification to provide hospice services in 11 new markets.

        . ACHIEVED 18% GROWTH IN BEDS SERVICED BY VITALINK as a result of highly successful marketing efforts in existing Vitalink service areas and the acquisition of one independent institutional pharmacy. Posted growth of 26% and 19% in pharmacy revenue and net income, respectively.

        . DEVELOPED FREESTANDING ADULT DAY CARE product offering a full range of services including transportation, meals, activities, personal care assistance, health monitoring and on-site therapies. scheduled for roll-out in several of Manor Care's large cluster markets in fiscal year 1997.

        . ENTERED INTO JOINT VENTURES with Mercy Health System in Philadelphia and Kettering Medical System in Ohio which resulted in one facility opening in June 1996 and a second facility slated to open in fall 1996.

Letter to
    shareholders


FISCAL YEAR 1996 MARKS A NEW BEGINNING for Manor Care. In March 1996, we announced our intention to spin-off our lodging business to shareholders. This tax-free distribution, which is scheduled to occur in the Fall of 1996, will result in two separate, publicly-traded and strategically focused companies. The health care company, Manor Care, Inc., will concentrate exclusively on providing the support needed by our customers via an integrated network of health care services. The lodging company, Choice Hotels International, Inc., will focus on growing its lodging and travel-related businesses.

SATISFIED CUSTOMERS

Manor Care remains dedicated to delivering the highest levels of service quality and customer satisfaction. Our commitment to unsurpassed quality and satisfaction begins with understanding the needs of our customers. Towards this end, Manor Care conducts over 12,000 customer interviews annually. Customer satisfaction scores from these interviews are a major component of incentive compensation for all field and corporate managers.

In addition, Manor Care conducts "voice of the customer" research to understand how current and potential customers seek, select and evaluate our services. In the assisted living area, research of this type was used to design our Arden Courts and Springhouse product specifications and operating procedures and practices. "Voice of the customer" research is also used to structure customer satisfaction surveys.

"BEST IN CLASS" SERVICES

Manor Care's strategy depends on each element of our continuum of services being "best in class." Private pay customers want and need state-of-the-art products, while managed care organizations demand consistent practices and outcomes. To achieve consistent high quality products, Manor Care has established a product management organization responsible for the development of best practices and product integrity standards. This group is also responsible for research and development efforts relative to new products and service offerings.

MARKET-FOCUSED ORGANIZATION

"Best in class" products and services alone are not enough. In order to meet our commitment to deliver the highest levels of quality and customer satisfaction, our "best in class" products and services must be part of a seamless, integrated continuum of care. To create this seamless continuum, Manor Care is moving towards a market management organization in which all products and services within a defined market are united under a single market management team.

A market management structure enables Manor Care to provide customers the right level and type of support to meet their needs both today and in the future as their medical and social requirements change. This type of organization facilitates referrals among elements of the continuum -- from assisted living to skilled nursing care, from subacute care to home health and so forth -- and makes Manor Care a more attractive provider to both private pay and managed care customers.

OUTSTANDING PEOPLE

In the final analysis, an organization is only as good as its people. Outstanding service, quality and customer satisfaction can only be achieved by a highly skilled and dedicated workforce. Manor Care's employees are the best in the industry. Indicative of Manor Care's success in building an outstanding workforce is the nearly 20% reduction in personnel turnover achieved by the Company over the last five years. Lower turnover enhances our customer focus and the continuity of care we are able to provide.

In addition to being surrounded by outstanding employees, I am pleased to be supported by a talented Board of Directors. During 1996, we were disappointed by the retirement of our long-time Director, Jack R. Anderson. One of the health care industry's most well-respected and successful entrepreneurs, Jack has served on our Board since 1980. His advice and counsel have been invaluable in shaping Manor Care's direction and strategies. While we are disappointed about Jack's retirement, we are delighted that another successful health care entrepreneur, Kennett L. Simmons, has agreed to fill the vacancy created by Jack's departure.

LODGING LEADERSHIP

From 1981 through 1996, our lodging franchise business grew and prospered under the astute leadership of Robert C. Hazard, Jr. and Gerald W. Petitt. Bob and Jerry built Choice Hotels International into an industry-leading organization with over 3,700 properties, open or under development and a renowned sales and marketing focus, creating significant shareholder value along the way. Manor Care recently concluded a purchase of their equity interest in Choice and I am pleased to announce that Bob and Jerry have agreed to serve on the Board of Directors of the new publicly-traded lodging company following its spin-off from Manor Care. On behalf of all the shareholders who have prospered as a result of Bob and Jerry's successes, I want to take this opportunity to thank them for their many contributions over the years.

LOOKING FORWARD

Beginning in September 1996, Manor Care will consolidate the elements of its continuum of care under a single brand name, ManorCare Health Services, and position these elements around the theme of "The Support You Need." Providing "The Support You Need" means offering customers a continuum of services and carefully coordinating these services from level to level and setting to setting as care needs increase or decrease. The Company will retain Manor Care, Inc. as its legal name and will continue to be listed on the New York Stock Exchange under the MNR symbol.

We look forward to our new beginning as a dedicated health care services organization. With our understanding of customer needs and desires, "best in class" products and services, market-focused organization and high quality employee base, we believe that Manor Care is uniquely well-positioned to provide the support our customers need and the outstanding growth and financial results that our shareholders have come to expect.



/s/Stewart Bainum, Jr.
Stewart Bainum, Jr.
Chairman, President and Chief Executive Officer                          Page 3


                           [PHOTO STEWART BAINUM, JR]

Inpatient skilled
              nursing &
  rehabilitation


GENERATING REVENUES OF $1 BILLION ANNUALLY, Manor Care's 175 inpatient skilled nursing and rehabilitation facilities serve as the foundation for the Company's continuum of care expansion. these facilities provide three types of services: long-term care, high acuity services and late-stage Alzheimer's care.

Preferred locations, attractive buildings, enhanced operating systems, innovative quality improvement programs, leading-edge sales and marketing efforts and specialty products enable Manor Care to continue to attract a higher percentage of private pay residents than its competitors. This private pay focus protects Manor Care from potential changes in government reimbursement practices and enables the Company to achieve attractive profit margins.

Approximately 36% of Manor Care's inpatient skilled nursing and rehabilitation beds are dedicated to specialty products. These products are attractive because they generate higher per patient day revenues and profits than standard long-term care. In addition to high acuity and late-stage Alzheimer's specialty products, Manor Care offers high-end specialty lifestyle products in 107 of its inpatient skilled nursing and rehabilitation facilities. Heritage and Williamsburg wings in the Company's facilities provide residents beautifully appointed spacious rooms, a private lounge, exclusive activities and programs, and, in the case of Williamsburg, concierge services and a private dining area with a gourmet chef.

Inpatient skilled nursing and rehabilitation expansion plans call for significant capacity additions in existing cluster markets. During fiscal year 1997, Manor Care expects to continue to grow this core business through both development and acquisition.

[LOGO]
specialty products


quality


reputation


MANOR CARE'S HIGH QUALITY, PRIVATE PAY FOCUS ENABLES THE

COMPANY TO ACHIEVE ATTRACTIVE PROFIT

MARGINS. IN FISCAL

1996, PRIVATE PAY RESIDENTS AGAIN ACCOUNTED FOR NEARLY 60%

OF REVENUES.




                            [ARTWORK APPEARS HERE]

Assisted
    living



PROVIDING HIGH QUALITY, COST-EFFECTIVE CARE in a residential setting, assisted living is emerging as one of the fastest growing segments of the health care services industry. With 3,377 assisted living units and 25 dedicated Arden Courts and Springhouse facilities, Manor Care is at the forefront of this burgeoning industry.

Assisted living is a natural continuum of care extension for Manor Care. By expanding down the acuity curve into assisted living, Manor Care is able to meet the needs of its core private pay long-term care customers earlier in their cycle of care. As the medical requirements of some of these customers become more intense, movement within the Manor Care continuum to an inpatient skilled nursing facility may be appropriate.

Manor Care enjoys significant competitive advantages in the assisted living arena: an outstanding reputation among referral sources, the proven ability to provide high quality resident care in a cost-effective fashion, unparalleled in-house real estate development and construction expertise and demonstrated capabilities relative to operating in regulated environments. Equally important, Manor Care's assisted living facilities will enjoy the marketing and operational benefits of being part of an integrated continuum of care in their local markets.

While assisted living currently accounts for only 3% of the Company's revenues, continued rapid expansion is expected to make assisted living the fastest-growing component of the Manor Care continuum. During fiscal year 1997, the Company's plans call for the opening of seven newly-constructed Arden Courts facilities. The first prototypical new construction Springhouse facility is expected to open during the third quarter, while construction is scheduled to begin on another seven facilities. In total, Manor Care has under contract or has purchased sites for 42 new assisted living developments.

                            [ARTWORK APPEARS HERE]
independence


support



IN THE FAST-GROWING ASSISTED LIVING ARENA, MANOR CARE ENJOYS SIGNIFICANT COMPETITIVE ADVANTAGES INCLUDING AN OUTSTANDING REPUTATION AMONG REFERRAL SOURCES AND UNSURPASSED EXPERIENCE IN PROVIDING HIGH QUALITY, COST-EFFECTIVE CARE.



peace-of-mind

                            [ARTWORK APPEARS HERE]

Institutional
         pharmacy


THE MISSION OF MANOR CARE'S 82%-OWNED VITALINK Pharmacy Services subsidiary is to be a high quality, value-added partner with health care providers and payors across the whole continuum of care. Towards this end, Vitalink is focused on the development of integrated data systems and care processes essential to affect and measure outcomes, to reduce the incidence of inappropriate drug use and to provide and prove the value of Vitalink's services.

Major innovations in the last fiscal year include the development of VitalCONSULT, an integrated consultant software package, and the initial roll-out of OPTIMA (Optimizing Patient Therapy in Medication Administration), Vitalink's state-of-the-art patient care management system. The increased efficiency, enhanced clinical support and improved outcomes made possible by these innovations make Vitalink a more attractive partner to providers and payors alike.

Key industry trends, including the rapidly increasing elderly population, the shifting of high acuity patients from hospitals to inpatient skilled nursing facilities and the loss of market share by retail pharmacies, are expected to continue to fuel strong demand for institutional pharmacy services. Supported by these favorable trends, Vitalink will pursue multiple avenues for growth including continued internal expansion, provision of services to new Manor Care beds, development of additional value-added products and services and completion of selected acquisitions.



                                                                      innovation
page 8
                            [ARTWORK APPEARS HERE]

Home
  health


MANOR CARE ADDED HOME HEALTH to its continuum of services through the acquisition of a controlling interest in In Home Health, Inc. in October 1995. Improvements in clinical capabilities and home-based technology have enabled home health to take the lead as the lowest cost component of the health care continuum. As such, home health is a critical element in the Manor Care continuum of services.

While financial performance has not yet met Manor Care's standards, steps are being taken to implement a strategy for revenue growth. Key elements of this strategy include expanding higher margin specialty services, strengthening the overall marketing effort and leveraging the relationship with Manor Care. Customer relations managers and directors of business development have been placed in key markets to drive revenue growth. Referral volume from Manor Care continues to grow, and plans are in place to offer home health care in four new Manor Care cluster markets.

Emphasizing pain management and palliative care for terminally ill patients, hospice is an important new area of growth for the company. Since the acquisition, In Home Health received Medicare certification to offer hospice services in 11 new markets. In addition, in the seven months since the acquisition, In Home Health expanded infusion therapy revenues by nearly 30%.



                                                                     partnership

                            [ARTWORK APPEARS HERE]

Market
  management


WHAT DOES IT MEAN TO OFFER A CONTINUUM OF CARE? For Manor Care, it means having the right set of facilities and services available for our customers across a wide range of care needs. It's being able to deliver "The Support You Need" in our cluster markets.

In practice, the continuum of care is different for each Manor Care customer. For an individual moving through the stages of Alzheimer's disease, the continuum of care may begin with the support soon to be available in our adult day care environment, followed by Arden Courts and, ultimately, the Arcadia wing of a Manor Care inpatient skilled nursing facility. The continuum of care for a stroke victim, in contrast, might consist of a MedBridge stay followed by continued rehabilitation at home provided by In Home Health. As a final example, a relatively healthy resident in a Springhouse facility may at some point require orthopedic surgery, spend time in a Manor Care skilled nursing facility or MedBridge unit for rehabilitation, and then return to Springhouse.

The continuum of care must be seamless from the perspective of the customer. Market management enables Manor Care Health Services to fully integrate the elements of its continuum of care within a given cluster market. An integrated continuum of care has value in the eyes of the customer that exceeds the sum of the values of the individual elements. Traditional private pay customers want to know that the right level and type of care will be available to them if and when it is needed, while managed care customers value the convenience of one-stop shopping.

The Washington, D.C. metropolitan area illustrates how Manor Care's continuum of care strategy is implemented within a particular market. In all of our cluster markets, Manor Care is moving to assemble and integrate--via market management--the elements of the continuum of care.

WASHINGTON, D.C. METROPOLITAN AREA MARKET



                              [MAP APPEARS HERE]



Inpatient Skilled Nursing & Rehabilitation
Arcadia Alzheimer's Unit
MedBridge Subacute Unit
Arden Courts Assisted Living
Springhouse Assisted Living
Adult Day Care
New Facility Under Construction



Road Atlas Map (C) 1995 by Rand McNally, R.L. 96-S-160

Business
    information



INPATIENT SKILLED NURSING AND REHABILITATION
                                                                     1996                                     1995
- ------------------------------------------------------------------------------------------------------------------------------------
                                                       Revenues (millions)         Patient       Revenues (millions)       Patient
                                                  Pvt./HMO   Gov't      Total     Days(000)  Pvt./HMO    Gov't     Total  Days(000)
- ------------------------------------------------------------------------------------------------------------------------------------

Long-Term Care                                        $379      $216     $  595      5,476       $354       $198    $552     5,325
High Acuity                                            119       207        326      1,165        110        177     287     1,091
Alzheimer's Services                                    92        21        113        957         84         15      99       865
- ------------------------------------------------------------------------------------------------------------------------------------
Total                                                $ 590      $444     $1,034      7,598       $548       $390    $938     7,281
- ------------------------------------------------------------------------------------------------------------------------------------


ASSISTED LIVING
                                                                     1996                                     1995
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            Revenues          Patient                   Revenues           Patient
                                                           (millions)       Days (000)                 (millions)        Days (000)
- ------------------------------------------------------------------------------------------------------------------------------------
Arden Courts                                                   $   5               44                        $ 1                 4
Springhouse                                                       32              544                         12               204
- ------------------------------------------------------------------------------------------------------------------------------------
Total                                                          $  37              588                        $13               208
- ------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF FACILITIES
                                                                1996                                          1995
- ------------------------------------------------------------------------------------------------------------------------------------
Skilled Nursing and Rehabilitation                               175                                          164
MedBridge Units                                                   23                                           18
Arcadia Units                                                    118                                           97
Arden Courts                                                       7                                            3
Springhouse                                                       18                                           12
Acute Care Hospital                                                1                                            1
- ------------------------------------------------------------------------------------------------------------------------------------

INSTITUTIONAL PHARMACY
                                                                1996                                          1995
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues (millions)/(1)/                                      $  141                                       $   112
No. of Beds Serviced
  Non-Affiliate                                               30,600                                       26,400
  Affiliate                                                   19,300                                       16,000
- ------------------------------------------------------------------------------------------------------------------------------------

Total                                                         49,900                                       42,400
- ------------------------------------------------------------------------------------------------------------------------------------

/(1)/ Includes intercompany revenues of $38 million for fiscal year 1996 and $44 million for fiscal year 1995.

HOME HEALTH
                                                                1996                                          1995
- ------------------------------------------------------------------------------------------------------------------------------------

Revenues (millions)/(2)/                                        $74                                             $0
- ------------------------------------------------------------------------------------------------------------------------------------

/(2)/ Represents revenues generated since acquisition in October 1995.

Financial
     review




TABLE OF CONTENTS
Management's Review of Operating Results................................... 14
Consolidated Financial Statements.......................................... 15
Management's Review of Financial Position
and Cash Flows............................................................. 19
Management's Report........................................................ 20
Report of Independent Public Accountants................................... 20
Notes to Consolidated Financial Statements................................. 21

MANAGEMENT'S REVIEW OF OPERATING RESULTS


Revenues and Margins

Healthcare revenues increased $228.7 million (22%) to $1.2 billion in fiscal year 1996, while operating expenses increased $193.0 million (25%) to $963.1 million. This compares to an increase in revenues of $96.2 million (10%) and an increase in operating expenses of $73.8 million (11%) in fiscal year 1995. Operating margin compression was principally due to the inclusion in fiscal year 1996 of lower margin home health operations relating to the Company's investment in In Home Health, Inc. as well as a significant level of new assisted living and skilled nursing development. Operating margins, excluding the results of In Home Health, Inc., were 23% and 24% for fiscal 1996 and 1995, respectively.

Revenue increases in fiscal year 1996 reflect the Company's continued growth in the skilled nursing area and increased participation in the assisted living and home health markets. Fiscal year 1996 revenue growth resulted primarily from capacity increases ($102.2 million), entry into the home health market through the investment in In Home Health, Inc. ($74.2 million) and rate increases ($52.3 million). The Company achieved capacity growth through the acquisition of five nursing centers and six assisted living centers, the development and opening of five Arden Courts, additional bed development in previously owned nursing centers and the acquisition of a pharmacy and infusion business by the Company's 82%-owned pharmacy subsidiary, Vitalink Pharmacy Services, Inc. Revenue increases in fiscal year 1995 were predominantly due to increased rates ($57.4 million) and additional capacity ($33.6) million.

Operating Expenses

The increase in operating expenses of $193.0 million in fiscal year 1996 includes $71.2 million relating to the consolidation of In Home Health, Inc. Operating expense increases, excluding In Home Health of $121.8 million and $73.8 million in fiscal year 1996 and 1995, respectively, resulted from increases in patient acuity, more complex product and service offerings, and increases in wage rates and healthcare supply costs at the Company's skilled nursing centers. The Company has generally been successful at maintaining overall increases in wage rates and healthcare supplies consistent with the applicable rates of inflation. Additionally, a significant portion of the expense increases in fiscal year 1996 were due to the Company's recent expansion to 25 assisted living facilities through both development and acquisition and, to a lesser extent, an increase in the number of skilled nursing beds and pharmacy acquisitions.

Other Expenses

General corporate expense remained level at 6% of revenue for fiscal years 1996 and 1995. General corporate expense includes all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its various subsidiaries.

Interest expense increased 33% in fiscal year 1996 as a result of additional borrowings in connection with facility development and acquisitions as discussed above. Fiscal year 1995 interest expense decreased 17% from the previous year as a result of the October 1993 redemption of $99.0 million of 6 3/8% convertible subordinated debentures.

The Company recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long-lived assets and costs associated with the Company's restructuring of its healthcare business. The most significant components of the provisions were non-cash asset impairment charges of $21.2 million relating to writedowns of property, equipment and capitalized system development costs.

CONSOLIDATED STATEMENTS OF INCOME


Years Ended May 31 (In thousands of dollars, except per share data)              1996              1995            1994
- ------------------------------------------------------------------------------------------------------------------------------------

REVENUES                                                                  $ 1,248,197       $ 1,019,458       $ 923,308
- ------------------------------------------------------------------------------------------------------------------------------------

EXPENSES
   Operating expenses                                                         963,081           769,998         696,199
   Depreciation and amortization                                               68,086            54,374          49,019
   General corporate                                                           72,322            63,197          53,644
   Provisions for asset impairment and restructuring                           26,300                --              --
- ------------------------------------------------------------------------------------------------------------------------------------

      Total expenses                                                        1,129,789           887,569         798,862
- ------------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE
   OTHER INCOME AND EXPENSES AND INCOME TAXES                                 118,408           131,889         124,446
- ------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME AND (EXPENSES)
   Interest income from advances to
      discontinued lodging segment                                             19,673            15,492          10,665
   Interest income and other                                                    5,416             7,348           5,288
   Minority interest expense                                                   (1,688)           (2,129)         (1,752)
   Gain on sale of property                                                        --                --           7,978
   Interest expense                                                           (30,338)          (22,769)        (27,441)
- ------------------------------------------------------------------------------------------------------------------------------------

Total other expenses, net                                                      (6,937)           (2,058)         (5,262)
- ------------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                                                        111,471           129,831         119,184
INCOME TAXES                                                                   46,000            52,156          50,481
- ------------------------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                                              65,471            77,675          68,703
DISCONTINUED LODGING OPERATIONS
   Income from discontinued lodging operations (net of income
      taxes of $14,966, $13,144 and $8,019, respectively)                      20,436            16,811           9,659
- ------------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                $    85,907       $    94,486       $  78,362
- ------------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING                                            62,628            62,480          60,524
- ------------------------------------------------------------------------------------------------------------------------------------

INCOME PER SHARE OF COMMON STOCK
   Income from continuing operations                                      $      1.04       $      1.24       $    1.13
   Discontinued lodging operations                                               0.33              0.27            0.16
- ------------------------------------------------------------------------------------------------------------------------------------

Net income per share of common stock                                      $      1.37       $      1.51       $    1.29
- ------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS


May 31 (In thousands of dollars)                              1996        1995
- --------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                              $  62,533   $  72,972
  Receivables (net of allowances of $24,311 and $18,797)   107,267      74,203
  Inventories                                               18,734      16,849
  Current deferred income tax benefit                       40,420      28,005
  Other                                                      6,107       3,895
- --------------------------------------------------------------------------------
    Total current assets                                   235,061     195,924
- --------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST, NET OF DEPRECIATION       918,207     736,635
- --------------------------------------------------------------------------------
GOODWILL                                                    54,646      26,493
- --------------------------------------------------------------------------------
ADVANCES TO DISCONTINUED LODGING SEGMENT                   225,723     198,522
- --------------------------------------------------------------------------------
NET INVESTMENT IN DISCONTINUED LODGING SEGMENT             159,537      65,829
- --------------------------------------------------------------------------------
OTHER ASSETS                                                88,666      66,414
- --------------------------------------------------------------------------------
                                                        $1,681,840  $1,289,817
- --------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt                     $   23,984   $    4,829
  Accounts payable                                          85,804       48,172
  Accrued expenses                                         113,426       79,366
  Income taxes payable                                       8,614           --
- --------------------------------------------------------------------------------
     Total current liabilities                             231,828      132,367
- --------------------------------------------------------------------------------
MORTGAGES AND OTHER LONG-TERM DEBT                         490,575      315,271
- --------------------------------------------------------------------------------
DEFERRED INCOME TAXES ($151,410 AND $139,075) AND OTHER    251,668      217,306
- --------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Common stock $.10 par, 160.0 million shares authorized;
    65.8 million and 65.5 million shares issued              6,581        6,553
  Contributed capital                                      174,364      168,699
  Retained earnings                                        571,925      491,520
  Cumulative translation adjustment                         (1,362)         709
  Treasury stock, 3.0 million shares, at cost              (43,739)     (42,608)
- --------------------------------------------------------------------------------
     Total shareholders' equity                            707,769      624,873
- --------------------------------------------------------------------------------
                                                        $1,681,840   $1,289,817
- --------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In thousands of dollars,                           Common Stock          Contributed         Retained        Translation
except common shares)                           Shares         Amount         Capital         Earnings        Adjustment
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1993                       60,470,832        $ 6,047        $ 68,471        $ 329,532        $   352
   Net income                                      --              --              --           78,362             --
   Exercise of stock options                   222,380             23           2,186               --             --
   Cash dividends                                   --             --              --           (5,374)            --
   Debenture conversion                      4,743,522            475          96,432               --             --
   Other                                            --             --             227               --           (383)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1994                       65,436,734          6,545         167,316          402,520            (31)
   Net income                                       --             --              --           94,486             --
   Exercise of stock options                    77,000              8             833               --             --
   Cash dividends                                   --             --              --           (5,489)            --
   Other                                            --             --             550                3            740
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1995                       65,513,734          6,553         168,699          491,520            709
   Net income                                       --             --              --           85,907             --
   Exercise of stock options                   269,156             28           3,279               --             --
   Cash dividends                                   --             --              --           (5,502)            --
   Other                                            --             --           2,386               --         (2,071)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1996                       65,782,890        $ 6,581        $174,364        $ 571,925        $(1,362)
====================================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years Ended May 31 (In thousands of dollars)                   1996              1995              1994
- --------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                $  85,907         $  94,486         $  78,362
Reconciliation of net income to net cash
  provided by operating activities:
     Income from discontinued lodging operations            (20,436)          (16,811)           (9,659)
     Depreciation and amortization                           68,086            54,374            49,019
     Provisions for asset impairment and
       restructuring                                         26,300                --                --
     Amortization of debt discount                              455               499               940
     Provision for bad debts                                 16,190            12,587            10,563
     (Decrease) increase in deferred taxes                   (1,805)           (4,086)            3,005
     Gain on sale of facilities                                  --                --            (7,978)
Changes in assets and liabilities (excluding
  sold facilities and acquisitions):
     Change in receivables                                  (39,551)          (20,128)          (16,269)
     Change in inventories and other current assets          (1,569)           (9,115)             (587)
     Change in current liabilities                           48,366            15,839             7,374
     Change in income taxes payable                          12,879           (12,681)            7,427
     Change in other liabilities                              4,485             5,796             8,624
- --------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY CONTINUING OPERATIONS                  199,307           120,760           130,821
NET CASH PROVIDED BY DISCONTINUED LODGING OPERATIONS         52,682            48,604            42,878
- --------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                   251,989           169,364           173,699
- --------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in property and equipment                     (136,332)          (91,900)          (72,932)
  Acquisition of assisted living facilities                 (19,050)               --                --
  Acquisition of healthcare facilities                      (32,369)          (56,745)               --
  Acquisition of pharmacies                                  (6,270)           (2,451)           (7,217)
  Purchase of home health business                          (22,950)               --                --
  Proceeds from the sale of property                             --                --            15,630
  Sale of (investment in) healthcare business                    --            13,334           (10,000)
  Other items, net                                          (14,882)           (2,563)              450
- --------------------------------------------------------------------------------------------------------
NET CASH UTILIZED BY INVESTING ACTIVITIES
   OF CONTINUING OPERATIONS                                (231,853)         (140,325)          (74,069)
NET CASH UTILIZED BY INVESTING ACTIVITIES
   OF DISCONTINUED LODGING OPERATIONS                      (169,641)          (92,422)          (69,127)
- --------------------------------------------------------------------------------------------------------
NET CASH UTILIZED BY INVESTING ACTIVITIES                  (401,494)         (232,747)         (143,196)
- --------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowing of long-term debt                               149,000           207,254                --
  Principal payments of debt                                (23,030)         (122,496)          (52,479)
  Advances to discontinued lodging operations               (27,201)          (51,461)          (68,361)
  Proceeds from exercise of stock options                     2,112               841             2,209
  Dividends paid                                             (5,502)           (5,489)           (5,374)
- --------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (UTILIZED) BY FINANCING
  ACTIVITIES OF CONTINUING OPERATIONS                        95,379            28,649          (124,005)
NET CASH PROVIDED BY FINANCING ACTIVITIES
  OF DISCONTINUED LODGING OPERATIONS                         43,687            50,008            71,447
- --------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (UTILIZED) BY FINANCING ACTIVITIES        139,066            78,657           (52,558)
- --------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                     (10,439)           15,274           (22,055)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               72,972            57,698            79,753
- --------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $  62,533         $  72,972         $  57,698
========================================================================================================

The accompanying notes are an integral part of these consolidated statements.

MANAGEMENT'S REVIEW OF FINANCIAL POSITION AND CASH FLOWS


Liquidity And Capital Resources

The Company maintains adequate capital resources, including strong operating cash flows and committed lines of credit, to support ongoing operations and fulfill capital requirements in the foreseeable future.

On March 7, 1996, the Company announced its intention to proceed with a separation of its lodging business from its healthcare business via a spin-off of the lodging division. The Board of Directors voted to approve, in principle, the transaction subject to receipt of regulatory and other approvals and consents and satisfactory implementation of the arrangements for the separation. The Company anticipates that the transaction will be completed during the Fall of 1996. The Company has received a ruling from the Internal Revenue Service that such a spin-off will be tax-free. Management believes that debt and equity capital-raising efficiency will be enhanced by the spin-off transaction. As of May 31, 1996, the Company had cash advances totaling $225.7 million outstanding to the lodging segment. The cash advances are to be repaid within three years from the date of the proposed spin-off. Interest is charged at an annual rate of 9% on the indebtedness.

In November 1994, the Company entered into a $250.0 million competitive advance and multi-currency revolving credit facility provided by a group of eighteen banks. This facility replaced a $165.0 million credit facility. The new facility expires in November 1999. At May 31, 1996, bank lines totaled $315.0 million of which $20.4 million remained unused. In June 1996, the Company completed a public offering of senior unsecured notes in the amount of $150.0 million, the proceeds of which were used to repay bank debt. The notes are due in 10 years and carry a 7 1/2% interest rate.

The Company maintains adequate debt capacity and the Company's senior debt carries investment grade ratings from both of the major debt rating agencies. The Company's long-term debt to equity ratio was .7 to 1 at May 31, 1996 and .5 to 1 at May 31, 1995. In evaluating leverage and debt capacity, the Company considers cash flow and interest coverage. The Company's consolidated interest coverage ratio and consolidated debt ratio, as defined by the Company's bank agreement, were 6.54 to 1 and .42 to 1, respectively, for fiscal year 1996. The Company's bank agreement requires a consolidated interest coverage ratio minimum of 3 to 1 and prohibits a consolidated debt ratio in excess of .67 to 1. Furthermore, a significant portion of the Company's property and equipment remains unencumbered.

The Company's working capital ratio was 1.0 at May 31, 1996 and 1.5 at May 31, 1995. The Company attempts to minimize its investment in net current assets, and believes that the maintenance of minimal working capital is an appropriate objective given the stability of the Company's operating cash flows and the depth of its financial resources.

Property and Acquisitions

Investment in property and equipment includes routine capital expenditures and specialty product conversions. During fiscal year 1996, investment in property and equipment utilized in continuing operations amounted to $136.3 million. Additionally, during fiscal year 1996, $51.4 million was spent to acquire five nursing centers and six assisted living facilities, with five attached skilled nursing units. The Company also purchased two pharmacy businesses for $6.3 million. In October 1995, the Company purchased approximately 43% of In Home Health, Inc.'s common stock for $22.9 million and invested another $20 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6 million shares of common stock.

Long-Term Debt

Long-term debt was $490.6 million at May 31, 1996, compared to $315.3 million at May 31, 1995. The amounts exclude debt related to discontinued lodging operations of $68.5 million at May 31, 1996 and $52.1 million at May 31, 1995. The increase in long-term debt is mainly attributable to the Company's acquisition of the above mentioned nursing and assisted living facilities, the In Home Health, Inc. stock purchase and additional advances to the lodging segment for the acquisition of hotels. The current portion of debt as of May 31, 1996 amounted to $24.0 million.

Shareholders' Equity

Shareholders' equity increased to $707.8 million at May 31, 1996 from $624.9 million at May 31, 1995. This increase was primarily due to net income of $85.9 million, reduced by dividend payments amounting to $5.5 million. Treasury share purchases amounted to $1.1 million.

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

The Audit Committee of the Company's Board of Directors is comprised of two external directors. This Committee meets periodically with management, the internal auditors and the external auditors. The Committee monitors and reviews the audit programs conducted by both the Company's internal audit department and the external auditors. Audit Committee meetings are scheduled so as to facilitate any private communications with the Committee desired by either the internal or external auditors.


/s/ Stewart Bainum, Jr.
Stewart Bainum, Jr.
Chairman, President and
Chief Executive Officer


/s/ James A. MacCutcheon
James A. MacCutcheon
Senior Vice President, Chief Financial Officer
and Treasurer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Manor Care, Inc.:

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. (a Delaware Corporation) and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibi-lity is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above (appearing on pages 15-18 and 21-26) present fairly, in all material respects, the financial position of Manor Care, Inc. and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


/s/ Arthur Anderson LLP
Washington, D.C.
June 28, 1996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Manor Care, Inc. and its subsidiaries (the "Company"). As a result of the Company's intention to spin-off its lodging operations, the accompanying financial statements reflect the lodging segment as a discontinued operation. All significant intercompany transactions have been eliminated, except for advances to the discontinued lodging segment and the related interest income.

Cash

The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
The components of property and equipment at May 31, were:

(In thousands of dollars)          1996           1995
- -------------------------------------------------------
Land                         $   92,884      $  78,092
Building and improvements       887,184        746,961
Capitalized leases               12,747         12,747
Furniture, fixtures and
   equipment                    209,035        163,278
Facilities in progress           49,067         23,956
- -------------------------------------------------------
                              1,250,917      1,025,034
Less: Accumulated
   depreciation and
   amortization                (332,710)      (288,399)
- -------------------------------------------------------
                              $ 918,207     $  736,635
_______________________________________________________

Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows:

  Building and improvements              10-40 years
  Furniture, fixtures and equipment       3-20 years

Accumulated depreciation includes $6.0 million at May 31, 1996 and $5.6 million at May 31, 1995 relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful lives of the leased properties.


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

The Company capitalizes interest on borrowings applicable to facilities in progress. Interest has been capitalized as follows: 1996, $3.1 million; 1995, $1.8 million; 1994, $0.6 million.

Goodwill

Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is being amortized over 40 years. Such amortization amounted to $1.0 million, $0.7 million and $0.6 million in each of the years ended May 31, 1996, 1995 and 1994, respectively.

Minority Interest

The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. As of May 31, 1996 and 1995, the Company had a minority interest liability of $31.9 million and $13.9 million, respectively, included in other liabilities on the balance sheets.

Self-Insurance Programs

The Company self-insures for certain levels of general and professional liability, automobile liability and workers' compensation coverage. The estimated costs of these programs are accrued at present values based on actuarial projections for known and incurred but not reported claims.

Net Income Per Common Share

Net income per common share has been computed based on the weighted average number of shares of common stock outstanding. The effect of outstanding and unexercised stock options on the computation is insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in the financial statements and the notes related thereto. Actual results could differ from those estimates.


INCOME TAXES

The income tax provisions for fiscal years 1996, 1995 and 1994 were accounted for under the provision of Statement of Financial Accounting Standards No. 109. Included in the 1994 tax provision was a charge of $3.4 million due to the impact on prior periods of the change in the tax rates. Income tax provisions were as follows:



(In thousands of dollars)                      1996           1995         1994
- --------------------------------------------------------------------------------
Current tax expense:
  Federal                                 $  41,427      $  41,432    $  40,292
  State                                       8,887          9,145        9,882
Deferred tax expense:
  Federal                                    (3,450)         1,296        1,594
  State                                        (864)           283       (1,287)
- --------------------------------------------------------------------------------
                                          $  46,000      $  52,156    $  50,481
________________________________________________________________________________

Deferred tax assets (liabilities) are comprised of the following at May 31:

(In thousands of dollars)                      1996           1995         1994
- --------------------------------------------------------------------------------
Depreciation and amortization             $ (83,237)     $ (80,554)   $ (74,849)
Purchased tax benefits                      (45,527)       (46,212)     (47,506)
Other                                       (31,410)       (29,852)     (12,710)
- --------------------------------------------------------------------------------
Gross deferred tax liabilities             (160,174)      (156,618)    (135,065)
- --------------------------------------------------------------------------------
Tax deposit                                   5,754         12,000           --
Reimbursement reserve                        16,882          5,064        3,354
Reserve for doubtful accounts                10,206          8,309        7,087
Deferred compensation                         9,526          9,476        7,631
Other                                         6,816          8,030        2,041
- --------------------------------------------------------------------------------
Gross deferred tax assets                    49,184         42,879       20,113
- --------------------------------------------------------------------------------
Net deferred tax                          $(110,990)     $(113,739)   $(114,952)
________________________________________________________________________________

A reconciliation of income tax expense at the statutory rate to income tax expense included in the consolidated statements of income follows:

(In thousands of dollars)                      1996           1995         1994
- --------------------------------------------------------------------------------
Federal income tax rate                         35%            35%          35%
- --------------------------------------------------------------------------------
Federal taxes at statutory rate             $39,015        $45,441      $41,715
- --------------------------------------------------------------------------------
State income taxes, net of Federal
  tax benefit                                 5,215          6,128        5,587
Minority interest                               499          1,521        1,084
Effect of tax rate changes                       --             --        3,444
Tax credits                                     (19)          (910)        (910)
Other                                         1,290            (24)        (439)
- --------------------------------------------------------------------------------
Income tax expense                          $46,000        $52,156      $50,481
________________________________________________________________________________

Income taxes paid on a consolidated basis for the years ended May 31, 1996, 1995 and 1994 were $54.3 million, $69.7 million and $48.0 million, respectively.

ACCRUED EXPENSES

Accrued expenses at May 31, 1996 and 1995 were as follows:

(In thousands of dollars)                                        1996     1995
- --------------------------------------------------------------------------------
Payroll                                                        $ 53,986  $44,711
Taxes, other than income                                         12,302   10,406
Insurance                                                        22,310    8,209
Interest                                                          1,875    1,456
Other                                                            22,953   14,584
- --------------------------------------------------------------------------------
                                                               $113,426  $79,366
================================================================================

LONG-TERM DEBT

Maturities of long-term debt at May 31, 1996 were as follows:



Fiscal Year (In thousands of dollars)
- --------------------------------------------------------------------------------
1997                                                                    $ 23,984
1998                                                                      16,632
1999                                                                       9,050
2000                                                                       7,874
2001                                                                       6,765
2002 to 2024                                                             450,254
- --------------------------------------------------------------------------------
                                                                        $514,559
================================================================================

Long-term debt, consisting of mortgages, capital leases and subordinated debt, was net of discount of $1.0 million and $1.5 million at May 31, 1996 and 1995, respectively. Amortization of discount was $.5 million in 1996, $.5 million in 1995 and $.9 million in 1994, including the write-off associated with debt redemptions.

During fiscal year 1996, interest rates on subordinated debt ranged from 4.75% to 9.5%; interest rates on mortgages and other long-term debt ranged from 3.1% to 17.3%. The weighted average interest rate in fiscal years 1996 and 1995 was 7.4% and 9.2%, respectively.

In June 1996, the Company issued $150.0 million of 7 1/2% senior notes due 2006. These notes are redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption.The proceeds of this offering were used to repay borrowings under the Company's competitive advance and multi-currency revolving credit facility.

In fiscal year 1994, the Company redeemed the $99.0 million of 6 3/8% convertible subordinated debentures due 2011. Approximately $3.0 million were redeemed for cash, at a premium, while the remaining debentures were converted into common stock at $20.31 per share which resulted in 4,743,522 shares being issued.

In fiscal year 1995, the Company entered into a $250.0 million competitive advance and multi-currency revolving credit facility provided by a group of eighteen banks. This credit facility replaced the previously existing bank facilities amounting to $165.0 million. The facility provides that up to $75.0 million is available for borrowings in foreign currencies. Borrowings under the facility are, at the option of the Company, at one of several rates including LIBOR plus 26.25 basis points. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the facility. The facility presently requires the Company to pay fees of 3/16 of 1% on the entire loan commitment. The facility will terminate on November 30, 1999. At May 31, 1996, outstanding revolver borrowings amounted to $195.0 million, including $50.6 million in foreign currency borrowings included in net investment in discontinued lodging operations as the foreign currency borrowings are directly attributable to the lodging segment.

Various debt agreements impose, among other restrictions, restrictions regarding financial ratios and payment of dividends. Pursuant to such restrictions, owned property with a net book value of $217.8 million was pledged or mortgaged and approximately $151.0 million of retained earnings were not available for cash dividends.

LEASES

The Company operates certain property and equipment under leases, some with purchase options, that expire at various dates through 2023. Future minimum lease payments are as follows:

                                    Operating                      Capitalized
(In thousands of dollars)              Leases                           Leases
- --------------------------------------------------------------------------------
1997                                 $ 9,551                            $2,606
1998                                   7,976                             1,767
1999                                   6,862                             1,115
2000                                   5,979                               716
2001                                   5,177                               299
Thereafter                            44,714                             2,196
- --------------------------------------------------------------------------------
Total minimum
   lease payments                    $80,259                             8,699
================================================================================
Less: Amount representing
   interest                                                              2,039
- --------------------------------------------------------------------------------
Present value of lease payments                                          6,660
Less: Current portion                                                    2,184
- --------------------------------------------------------------------------------
Lease obligations
   included in long-term debt                                            $4,476
================================================================================

Rental expense under noncancellable operating leases was $8.0 million in 1996, $4.9 million in 1995 and $4.4 million in 1994.

INTEREST RATE HEDGING

The Company has entered into multiple interest rate swap agreements to hedge its exposure to fluctuations in interest rates on long-term debt and operating leases. At May 31, 1996, the Company had four interest rate swap agreements outstanding, having a total notional principal amount of $80.3 million. Three of those agreements effectively change the Company's interest rate exposure on an operating lease to a fixed interest rate of 5.60% and mature simultaneously with the relevant operating lease in 2002. A fourth interest rate swap agreement, having a notional principal amount of $50.0 million, requires the Company to pay a floating rate of interest equivalent to the 90 day LIBOR rate through year 2006, while receiving a fixed rate of 7.2%. While the Company is exposed to credit loss in the event of nonperformance by other parties to outstanding interest rate swap agreements, the Company does not anticipate any such credit losses.

In conjunction with the June 1996 issuance of $150.0 million of 7 1/2% senior notes, the Company also entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $100.0 million. These agreements were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The gain on the termination of the agreements will be deferred and amortized against interest expense over the life of the 7 1/2% senior notes.

CAPITAL STOCK

There are 5.0 million shares of authorized but unissued preferred stock with a par value of $1.00 per share. The rights of the preferred shares will be determined by the Board of Directors when the shares are issued.

During fiscal year 1996, the Company acquired 30,208 shares of its common stock for a total cost of $1.1 million. A total of 8.3 million shares of common stock have been authorized, under various stock option plans, to be granted to key executive officers and key employees. At May 31, 1996, options for the purchase of an aggregate of 3,667,527 shares were outstanding at prices equal to the market value of the stock at date of grant. Options totaling 1,448,212 are presently exercisable and 2,219,315 will become exercisable from 1996 to 2002 and will expire at various dates to December 2005. In addition, 35,000 options have been granted to non-employee directors. These options will become exercisable from 1996 to 2000 and will expire at various dates to March 2001.

Option activity under the above plans was as shown in the table below:


Options                                   1996           1995              1994
- --------------------------------------------------------------------------------
Granted:       No. of shares           582,168        110,000           476,500
               Avg. Option Price        $30.89         $27.50            $22.42

Exercised:     No. of shares           269,156         77,000           222,380
               Avg. Option Price        $12.34         $10.92             $9.93

Cancelled:     No. of shares           148,735             --           149,700
               Avg. Option Price        $20.57         $   --             $7.38

Outstanding
 at May 31:    No. of shares         3,702,527      3,538,250         3,505,250
               Avg. Option Price        $16.87         $14.36            $14.26

Available
 for grant
 at May 31:    No. of shares         1,089,899      1,603,500         1,563,500
- --------------------------------------------------------------------------------

In connection with the spin-off of the Company's lodging segment, the outstanding options held by current and former employees of the Company will be redenominated in both Company and lodging company stock and the number and exercise prices of the options will be adjusted based on the relative trading prices of shares of the common stock of the two companies in order to retain the intrinsic value of the options.

ACQUISITIONS AND DIVESTITURES

During fiscal year 1996, the Company acquired four nursing centers and an operating lease for approximately $45.4 million, of which $32.4 million was cash and the remainder was assumed liabilities. Additionally, six assisted living facilities, with five attached skilled nursing units, were purchased for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. The Company's 82%-owned pharmacy subsidiary, Vitalink Pharmacy Services, Inc., purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of In Home Health, Inc. (IHHI), a provider of home health services. The Company paid an additional $20.0 million to IHHI for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 63% of the voting stock of IHHI. This transaction is accounted for as a purchase. IHHI is consolidated in the Company's financial statements.

During fiscal year 1995, the Company purchased nine nursing centers and assisted living facilities for approximately $56.7 million. Vitalink Pharmacy Services, Inc. purchased a pharmacy servicing 1,300 institutional beds for $2.5 million. In March 1995, the Company sold its investment in a physicians' practice management business for $13.3 million. The physicians' practice management investment was made in fiscal year 1994 in the amount of $10.0 million.

During fiscal year 1994, the Company sold three nursing centers for $15.6 million. The after tax gain recognized from this sale was $4.8 million. Also, during fiscal year 1994, Vitalink Pharmacy Services, Inc. purchased two pharmacies servicing over 7,400 institutional beds for a total of $7.2 million.

Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

PROVISIONS FOR ASSET IMPAIRMENT AND RESTRUCTURING

The Company recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long-lived assets and costs associated with the Company's restructuring of its healthcare business. The most significant components of the provisions were non-cash asset impairment charges of $21.2 million relating to writedowns of property, equipment and capitalized system development costs. The Company periodically reviews the net realizable value of its long-term assets and makes adjustments accordingly. The impairment of the property and equipment was recorded in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

DISCONTINUED OPERATIONS

On March 7, 1996, the Company announced its intention to proceed with a separation of its lodging business from its healthcare business. The spin-off of the lodging division will be effected by a distribution to the Company's shareholders of all of the common stock of Choice Hotels International, Inc., a wholly owned subsidiary of the Company, which as of the date of the spin-off, will own and operate all of the Company's lodging operations. The Board of Directors voted in March 1996 to approve in principle the transaction subject to receipt of regulatory and other approvals and consents and satisfactory implementation of the arrangements for the separation. The Company anticipates that the transaction will be completed during the Fall of 1996. The Company has received a ruling from the Internal Revenue Service that such a spin-off will not constitute a taxable event.

The revenues, income from operations before income taxes and net income from discontinued lodging operations for the years ended May 31, 1996, 1995, and 1994, were as follows:


(In thousands of dollars)        1996                  1995                 1994
- --------------------------------------------------------------------------------
Revenues                     $374,873              $302,535             $239,764
================================================================================
Income from
  discontinued
  lodging operations
  before taxes               $ 35,402              $ 29,955             $ 17,678
================================================================================
Net income from
  discontinued
  lodging
  operations                 $ 20,436              $ 16,811             $  9,659
================================================================================

Net income from discontinued lodging operations includes the results of operations of the lodging segment through March 7, 1996, the measurement date. During the period from the measurement date through May 31, 1996, the lodging segment would have incurred a net loss of $12.0 million. The net loss was primarily the result of provisions for asset impairment and costs and expenses directly associated with the spin-off totaling $33.3 million. The non-cash provision for asset impairment in the discontinued lodging segment reflects primarily the write down of European hotel assets based on expected future cash flows. This non-cash provision was recorded in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." No loss on the disposal of the discontinued lodging operations has been recognized as the Company estimates that the discontinued lodging segment will generate income between the measurement date and the date of the spin-off.

Included in discontinued lodging operations is interest expense charged by the continuing healthcare segment relating to cash advances provided to the lodging segment for the acquisition and renovation of lodging assets. For the years ended May 31, 1996, 1995 and 1994, interest so allocated amounted to $19.7 million, $15.5 million and

$10.7 million, respectively. The indebtedness related to lodging acquisitions and renovations is reflected as advances to discontinued lodging segment in the consolidated balance sheets. Such advances amounted to $225.7 million and $198.5 million at May 31, 1996 and 1995, respectively. The indebtedness is to be repaid within three years of the date of the proposed spin-off. Interest is charged at an annual rate of 9% on the indebtedness.

General corporate expenses of $7.4 million, $6.3 million and $5.5 million, respectively, were charged to discontinued lodging operations for the years ended May 31, 1996, 1995 and 1994. Allocation of general corporate charges was principally determined based on time allocations.

COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal years 1996, 1995 and 1994 these revenues amounted to $549.1 million, $431.0 million and $377.3 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

As of May 31, 1996, the Company had contractual commitments of $62.4 million relating to its internal construction program.

PENSION, PROFIT SHARING AND
INCENTIVE PLANS

The Company has various pension and profit sharing plans, including a supplemental executive retirement plan, and contributes to certain union welfare plans. The provisions for these plans amounted to $11.6 million in 1996, $11.0 million in 1995 and $9.3 million in 1994. All vested benefits under retirement plans are funded or accrued.

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions of up to 6% of each covered employee's salary are determined based on the employee's level of contribution to the plan, years of service and Company profitability. The cost of the plan totaled $5.8 million in 1996, $4.8 million in 1995 and $4.1 million in 1994.

Also included in the Company's retirement plans is a defined benefit pension plan covering substantially all of its employees. The benefits are based on service credits for years of participation after January 1, 1992. In addition, there is a prior benefit equal to the accrued benefit at December 31, 1991 for certain individuals who were participants in a predecessor plan. No new participants will be eligible to enter this plan after August 15, 1996 and service credits for all participants will be frozen after December 31, 1996.

Service cost benefits earned during fiscal years 1996, 1995 and 1994 approximated the plan's annual costs of $2.8 million, $2.7 million and $2.8 million, respectively. As of February 28, 1996, 1995 and 1994, plan assets of approximately $14.4 million, $11.0 million and $7.5 million compared to vested benefit obligations of $12.4 million, $8.7 million and $8.1 million, respectively. Projected benefit obligations were not significantly different from accumulated benefit obligations of $16.3 million, $11.0 million and $10.0 million as of the same dates. Liabilities recorded on the Company's balance sheets as of May 31, 1996, 1995 and 1994 were $2.0 million, $.5 million and $2.6 million, respectively. Projected benefit obligations were determined using an assumed discount rate of 7.0% for 1996, 8.5% for 1995 and 8.0% for 1994, an assumed rate of return on plan assets of 8.25% and an assumed compensation increase of 4.5%.

The Company also has various incentive compensation plans for certain personnel. Incentive compensation accrued was $4.4 million in 1996, $4.1 million in 1995 and $3.7 million in 1994.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet.

The balance sheet carrying amounts of cash, cash equivalents and receivables approximate fair value due to the short-term nature of these items. Management believes that the fair value of the advances to the discontinued lodging segment approximates the carrying value.

Total fair market value for the four outstanding interest rate swap agreements at May 31, 1996 was $1.8 million. Fair values were determined based on quoted rates.



SUMMARY OF QUARTERLY RESULTS
(Unaudited)

                                                                                        Income from
Quarters Ended                                                                           Continuing             Net            Per
(In thousands of dollars, except per share data)                       Revenues         Operations*           Income         Share
- -----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1995
   August                                                            $  242,974            $ 31,527         $ 24,363     $     .39
   November                                                             247,118              31,787           25,007           .40
   February                                                             258,255              32,434           18,741           .30
   May                                                                  271,111              36,141           26,375           .42
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                     $1,019,458            $131,889         $ 94,486     $    1.51
===================================================================================================================================
FISCAL 1996
   August                                                            $  273,992            $ 30,512         $ 28,426     $     .45
   November                                                             299,722              38,050           28,788           .46
   February                                                             334,404              36,844           22,302           .36
   May                                                                  340,079              13,002            6,391           .10
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                     $1,248,197           $ 118,408         $ 85,907     $    1.37
===================================================================================================================================
*Before other income and (expenses) and income taxes.


QUARTERLY MARKET PRICE RANGE OF COMMON STOCK AND DIVIDENDS PAID
(Unaudited)
                                                                                                            Cash Dividends
Quarters Ended                                                Market Price Per Share                        Paid Per Share
- -----------------------------------------------------------------------------------------------------------------------------------
                                                              High               Low               Amount                     Date
- -----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1994
   August                                                    $24.00            $17.50               $.022                  8/27/93
   November                                                  $23.25            $19.38               $.022                 11/26/93
   February                                                  $28.00            $20.88               $.022                  2/25/94
   May                                                       $29.25            $23.25               $.022                  5/27/94

FISCAL 1995
   August                                                    $27.88            $24.25               $.022                  8/26/94
   November                                                  $29.63            $25.25               $.022                 11/25/94
   February                                                  $31.25            $27.00               $.022                  2/27/95
   May                                                       $32.25            $27.50               $.022                  5/26/95

FISCAL 1996
   August                                                    $34.25            $27.78               $.022                  8/25/95
   November                                                  $35.58            $30.50               $.022                 11/27/95
   February                                                  $40.25            $32.75               $.022                  2/27/96
   May                                                       $43.50            $36.50               $.022                  5/24/96
- -----------------------------------------------------------------------------------------------------------------------------------


Lodging


AS DISCUSSED ELSEWHERE, THE COMPANY'S CURRENT INTENTION is to spin-off its lodging business to shareholders in the Fall of 1996. This planned distribution, which will be tax-free to shareholders, remains subject to the receipt of various regulatory approvals. The spun-off lodging entity, to be called Choice Hotels International, Inc. ("Choice"), will include all existing lodging operations and assets owned directly or indirectly by Manor Care, Inc. Application has been made to the New York Stock Exchange for Choice to trade under the symbol CHH.

Choice is a leading international hotel franchisor with 3,052 hotels in more than 30 countries and a major owner and manager of hotel properties with over 75 owned and managed properties in the U.S. and abroad. Franchised, owned and managed hotel properties principally operate under one of Choice's seven brand names: Comfort, Quality, Clarion, Sleep, Rodeway, Econo Lodge and MainStay Suites. In addition, Choice is the franchisor of Choice Picks, a multi-brand food court concept for use in hotels and other venues.

Choice's mission is to develop, package and deliver "success systems" to entrepreneurs serving the traveling public, making Choice profitable by making its franchisees profitable. Choice's strength lies in its nucleus of core competencies -- innovation, service, marketing and technology. Together these competencies generate a powerful competitive advantage for Choice and its franchisee partners. Choice's value-adding partnership with franchisees is the key to its history of long-term profitable growth.

                            [ARTWORK APPEARS HERE]

CHOICE PICKS food courts is a profitable, customized, modular food-service system offering customers a "choice pick" of nationally-known branded food items, such as Pizzeria Uno, Nathan's Famous and Coca-Cola.

SLEEP INNS serve the limited-service market with standardized, new construction, state-of-the-art rooms and amenities at sensible prices. All properties offer a 100 percent satisfaction guarantee. (89 properties)

COMFORT INNS AND COMFORT SUITES are leading limited-service brands which excel in meeting customers' basic needs -- spacious rooms, a complimentary deluxe continental breakfast and friendly service at an affordable price. Comfort is backed by a 100 percent customer satisfaction guarantee. (1,427 properties)

QUALITY INNS, HOTELS & SUITES offer consumers well located, mid-priced lodging with rooms and amenities specifically designed for business travelers. (575 properties)

CLARION HOTELS & RESORTS are upscale full-service hotels providing outstanding value to corporate and leisure resort travelers and the mid-sized meeting market. (94 properties)

RODEWAY is a mid-priced chain specializing in meeting the full and limited-service needs of the senior travel market. (209 properties)

ECONO LODGE is one of the strongest roadside names in its category, offering clean, affordable economy lodging for travelers who want to "Spend a Night, Not a Fortune." (658 properties)

MAINSTAY SUITES, Choice's newest lodging concept, is one of the industry's first mid-market, extended-stay hotels with residential amenities designed to serve professionals on extended assignments. The first property is scheduled to open outside of Dallas in the Fall of 1996.

                            [ARTWORK APPEARS HERE]

Financial
    review


Choice Hotels International


SELECTED INCOME STATEMENT INFORMATION
Fiscal Year Ending May 31 (In thousands of dollars)     1996      1995      1994
 ................................................................................
Revenues
   Franchise                                        $219,164  $188,021  $165,581
   Hotel operations                                  155,709   114,514    74,183
 ................................................................................
      Total revenues                                 374,873   302,535   239,764
 ................................................................................
Operating expenses
   Franchise                                          85,335    74,248    72,058
   Hotel operations                                  106,120    84,711    60,062
   Selling, general and administration                83,267    69,676    57,081
   Depreciation and amortization                      26,026    21,841    17,521
   Provisions for asset impairment
      and restructuring                               33,335        --        --
 ................................................................................
      Total operating expenses                       334,083   250,476   206,722
 ................................................................................
Other expenses(1)                                     24,932    22,104    15,364
 ................................................................................
Pre-tax income                                        15,858    29,955    17,678
 ................................................................................
Net income                                          $  8,458  $ 16,811  $  9,659
- --------------------------------------------------------------------------------

(1) Includes interest on notes payable to Manor Care, Inc. of $19.7 million in 1996, $15.5 million in 1995 and $10.7 million in 1994.


SELECTED BALANCE SHEET INFORMATION
May 31 (In thousands of dollars)                                  1996      1995
 ................................................................................
Current assets                                                $ 41,002  $ 28,085
Property, plant & equipment                                    299,527   257,156
Other assets                                                   150,775   106,234
 ................................................................................
   Total assets                                               $491,304  $391,475
- --------------------------------------------------------------------------------
Current liabilities                                           $ 48,608  $ 62,748
Debt payable to Manor Care                                     225,723   198,522
Other debt                                                      69,414    64,376
 ................................................................................
   Total liabilities                                          $343,745  $325,646
- --------------------------------------------------------------------------------
Net assets                                                    $147,559  $ 65,829
- --------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

Lodging revenues grew by 24% in fiscal year 1996, driven by a 17% increase in franchise revenues and a 36% increase in revenues from owned and managed hotels. Franchise fees increased as a result of improved rates and RevPAR (revenue per available room) at Choice's franchise hotels. Domestic franchise occupancies remained constant at 64%, while both rates and RevPAR increased by 5%. Also contributing to franchise revenue growth were continued increases in the average royalty rate charged to franchisees, from 3.2% to 3.5% of gross room revenues domestically. Finally, the Choice franchise system grew by 217 hotels, further increasing franchise revenue.

Revenue increases from Choice's owned and managed hotels were driven by rate and RevPAR improvements, as well as by the continued acquisition of undervalued hotel properties. Occupancies at Choice's domestic owned and managed hotels remained constant at 67%, while rates increased 9% and RevPAR grew 8%. In addition, Choice spent $49.6 million in fiscal year 1996 to acquire an additional 16 domestic hotels containing over 1,900 rooms. Revenues from these newly acquired hotels contributed significantly to the 36% increase in owned and managed hotel revenues achieved during the year.

Earnings before interest, taxes, depreciation, amortization and provisions for asset impairment and restructuring increased by $26 million, or 36%, from $74 to $100 million. Increases were the result of revenue growth and operating margin improvements from 24% to 27% of revenues. These higher margins, in turn, were attributable to the operating leverage that characterizes the franchise lodging industry and to operating improvements made at hotels acquired during prior fiscal years.

Non-recurring charges totalling $33 million pretax were recorded during fiscal year 1996 relating to the planned spin-off and associated corporate restructuring ($5 million pretax) and the write-down of certain impaired assets, principally European hotels. Asset write-downs were calculated in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

As of May 31, 1996, long-term indebtedness at Choice totalled $294 million. Notes payable to Manor Care, Inc. accounted for approximately $226 million of this indebtedness. Amounts owed to Manor Care represent funds advanced to Choice by the Company to finance the purchase of undervalued hotel properties. Notes payable to Manor Care bear interest at a rate of 9% and must be repaid within three years following the completion of the proposed spin-off.

Directors and
           officers


BOARD OF DIRECTORS
Stewart Bainum, Jr.
Chairman of the Board
Director: Vitalink Pharmacy Services, Inc.

Stewart Bainum
Vice Chairman of the Board

Regina E. Herzlinger
Nancy R. McPherson Professor of Business
Administration, Harvard Business School
Director: C.R. Bard, Inc., Cardinal Health, Inc.,
Deere & Company and Schering-Plough
Corporation

William H. Longfield
Chairman, Chief Executive Officer, C.R. Bard, Inc.
Director: Atlantic Health System, C.R. Bard, Inc.,
Centenary College, Horizon Mental Health
Hospital Management, Inc., The West Company and United Dental Care, Inc.

Frederic V. Malek
Chairman, Thayer Capital Partners
Co-Chairman, CB Commercial Real Estate
Group, Inc.
Director: American Management Systems, Inc.,
Avis, Inc., Automatic Data Processing Corp.,
FPL Group, Inc., ICF Kaiser International, Inc.,
Intrav Inc., National Education Corporation,
Northwest Airlines and various Paine Webber mutual funds

Jerry E. Robertson, Ph.D.
Retired Executive Vice President, 3M Life
Sciences Sector and Corporate Services
Director: Allianz Life Insurance Company of
North America, Cardinal Health, Inc., Coherent,
Inc., Haemonetics Corporation, Life
Technologies, Inc., Medwave, Inc., Project Hope and Steris Corporation

Kennett L. Simmons
Senior Advisor, E.M. Warburg, Pincus Company
Director: Health Vision, Inc., United Health
Care Corporation and Virginia Health Care
Foundation


DIRECTOR EMERITUS

David W. Moore

EXECUTIVE OFFICERS

Stewart Bainum, Jr.
Chairman of the Board, President and Chief
Executive Officer

Joseph R. Buckley
Executive Vice President

Donna L. DeNardo
President and Chief Operating Officer, Vitalink
Pharmacy Services, Inc.

Mark L. Gildea
Chief Executive Officer, In Home Health, Inc.

Donald J. Landry
President, Choice Hotels International, Inc.

James A. MacCutcheon
Senior Vice President, Chief Financial Officer and Treasurer

James H. Rempe
Senior Vice President, General Counsel and
Secretary

Margarita A. Schoendorfer
Vice President, Controller

Donald C. Tomasso
President, Manor HealthCare Corp.

Scott J. Van Hove
Senior Vice President and Chief Administrative
Officer

Corporate
      information

STOCK LISTING
Manor Care, Inc. common stock trades on the New York Stock Exchange under the ticker symbol MNR.

TRANSFER AGENT & REGISTRAR
ChaseMellon Shareholder Services
450 West 33rd Street
New York, NY 10001

INDEPENDENT AUDITORS
Arthur Andersen LLP
Washington, D.C.

ANNUAL MEETING DATE
Manor Care, Inc. will hold its Annual Meeting of Shareholders on Monday, September 30,
1996 at 9:00 A.M. EST at its corporate
headquarters.

FORM 10-K

A shareholder may receive without charge a copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission by written request addressed to Investor
Relations at the corporate headquarters.

CORPORATE HEADQUARTERS
Manor Care, Inc.
11555 Darnestown Road
Gaithersburg, MD 20878-3200
301-979-4000

Manor Care, Inc.
11555 Darnestown Road
Gaithersburg, MD 20878-3200
301-979-4000