Form 10-K, Exhibit 13
period 1997-05-31
MANOR CARE INC/NEW
filed 1997-08-29
CIK 354604

                                                                    EXHIBIT 13




                                 (Annual Report)

CONSOLIDATED STATEMENTS OF INCOME

Years ended May 31 (In thousands of dollars, except per share data)                   1997              1996             1995
 ...................................................................................................................................
REVENUES                                                                      $  1,527,247       $ 1,248,197      $ 1,019,458
 ...................................................................................................................................
EXPENSES
    Operating expenses                                                           1,202,836           963,081          769,998
    Depreciation and amortization                                                   80,378            68,086           54,374
    General corporate and other                                                     68,563            72,322           63,197
    Provisions for asset impairment and restructuring                                   --            26,300               --
 ...................................................................................................................................
    Total expenses                                                               1,351,777         1,129,789          887,569
 ...................................................................................................................................
INCOME FROM CONTINUING OPERATIONS BEFORE OTHER INCOME AND
    EXPENSES AND INCOME TAXES                                                      175,470           118,408          131,889
 ...................................................................................................................................
OTHER INCOME AND (EXPENSES)
    Interest income from advances to discontinued lodging segment                   21,221            19,673           15,492
    Gain on issuance of Vitalink stock                                              50,271                --               --
    Interest income and other                                                        8,683             5,416            7,348
    Minority interest expense                                                       (4,001)           (1,688)          (2,129)
    Interest expense                                                               (41,831)          (30,338)         (22,769)
 ...................................................................................................................................
    Total other income and (expenses), net                                          34,343            (6,937)          (2,058)
 ...................................................................................................................................
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                              209,813           111,471          129,831
INCOME  TAXES                                                                       84,700            46,000           52,156
 ...................................................................................................................................
INCOME FROM CONTINUING OPERATIONS                                                  125,113            65,471           77,675
DISCONTINUED LODGING OPERATIONS
    Income from discontinued lodging operations (net of income taxes of
       $8,734, $14,966 and $13,144, respectively)                                   11,829            20,436           16,811
 ...................................................................................................................................
NET INCOME                                                                    $    136,942       $    85,907      $    94,486
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OF COMMON STOCK                                             63,257            62,628           62,480
-----------------------------------------------------------------------------------------------------------------------------------
INCOME PER SHARE OF COMMON STOCK
    Income from continuing operations                                         $       1.98       $      1.04      $      1.24
    Income from discontinued lodging operations                                       0.19              0.33             0.27
 ...................................................................................................................................
Net income per share of common stock                                          $       2.16/(a)/  $      1.37      $      1.51
-----------------------------------------------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these consolidated statements. /(a)/ Fiscal year 1997 does not add due to rounding.

MANAGEMENT'S REVIEW OF OPERATING RESULTS

Revenues and Margins

Healthcare revenues increased $279.1 million (22%) to $1.527 billion in fiscal year 1997, while operating expenses increased $239.8 million (25%) to $1.203 billion. This compares to an increase in revenues of $228.7 million (22%) and an increase in operating expenses of $193.1 million (25%) in fiscal year 1996. Operating margin compression in fiscal year 1997 was primarily attributable to lower margin operations at TeamCare and In Home Health, Inc. ("IHHI"), as well as new assisted living and skilled nursing development. Operating margin compression in fiscal year 1996 was principally due to the inclusion of lower margin home health operations relating to the Company's investment in IHHI as well as a significant level of new assisted living and skilled nursing development. Operating margins excluding the results of TeamCare and IHHI were 23.9% and 22.8% for fiscal years 1997 and 1996, respectively.

Revenue increases in fiscal year 1997 reflect the continued growth of Manor Care, Inc. and its subsidiaries (the "Company") in the skilled nursing area and the Company's increased participation in the assisted living, pharmacy and home health markets. Fiscal year 1997 revenue growth resulted primarily from the merger of Vitalink Pharmacy Services, Inc. ("Vitalink") with TeamCare ($94.6 million), capacity increases ($67.4 million), rate increases ($51.4 million), the impact of a full year of revenues from IHHI ($50.2 million), and the purchase of a pharmacy by Vitalink ($12.4 million). The Company achieved capacity growth through the purchase of two nursing centers, the development and opening of four skilled nursing centers and five assisted living facilities and additional bed development in previously owned nursing centers, offset by the sale of four nursing centers and transfer of an assisted living facility to the discontinued lodging segment. Revenue increases in fiscal year 1996 were predominantly due to additional capacity ($102.2 million) from the opening of newly developed skilled nursing and assisted living facilities and the purchase of four skilled nursing centers and six assisted living facilities with five attached skilled nursing units, entry into the home health market ($74.2 million), and rate increases ($52.3 million).

Operating Expenses

The increase in operating expenses of $239.8 million in fiscal year 1997 results from Vitalink's merger with TeamCare ($82.4 million), the impact of a full year of IHHI operations ($53.3 million), capacity increases, higher patient acuity, increases in wage rates, more complex product offerings, and the purchase of a pharmacy. Operating expense increases in fiscal year 1996 resulted from higher patient acuity, more complex product and service offerings, capacity increases, and increases in wage rates and healthcare supply costs at the Company's skilled nursing centers.

Other Expenses

General corporate and other expenses represented 4.5% of revenue in fiscal year 1997 and 5.8% of revenue in fiscal year 1996. General corporate and other expenses include all indirect operating expenses as well as risk management, information systems, treasury, accounting, legal and other administrative support for the Company and its various subsidiaries. The reduction of general corporate and other expenses is partially due to a reduction in employees related to the discontinued lodging segment and reengineering efforts in both organizational and financial systems. Additionally, general corporate and other expenses for fiscal year 1997 included a gain of $7.3 million from the sale of four nursing centers and charitable contributions expense of $5.0 million.

Interest expense increased 38% in fiscal year 1997 primarily as a result of the assumption of $106.4 million of TeamCare debt in February 1997 as well as additional borrowings in connection with newly developed facilities and acquisitions, as discussed above. The interest expense increase of 33% in fiscal year 1996 was primarily attributable to additional borrowings in connection with newly developed facilities and acquisitions.

Minority interest expense increased $2.3 million during fiscal year 1997 to $4.0 million. The increase results primarily from Vitalink's merger with TeamCare.

The Company recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long lived assets and costs associated with the Company's restructuring of its healthcare business. The most significant components of the provisions were non-cash asset impairment charges of $21.2 million relating to writedowns of property, equipment, and capitalized system development costs.


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

CONSOLIDATED BALANCE SHEETS


As of May 31 (In thousands of dollars)                                                          1997                1996
 ...........................................................................................................................
ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                                            $    32,882           $    62,533
    Receivables (net of allowances for doubtful accounts of $41,493 and $24,311)             215,191               107,267
    Inventories                                                                               37,724                18,734
    Income taxes                                                                              41,856                40,420
    Other                                                                                      9,817                 6,107
 ...........................................................................................................................
       Total current assets                                                                  337,470               235,061
 ...........................................................................................................................
PROPERTY AND EQUIPMENT, AT COST, NET OF ACCUMULATED DEPRECIATION                           1,027,571               918,207
 ...........................................................................................................................
GOODWILL                                                                                     356,460                54,646
 ...........................................................................................................................
ADVANCES TO DISCONTINUED LODGING SEGMENT                                                     115,723               225,723
 ...........................................................................................................................
NET INVESTMENT IN DISCONTINUED LODGING SEGMENT                                                    --               159,537
 ...........................................................................................................................
OTHER ASSETS                                                                                 142,480                88,666
 ...........................................................................................................................
                                                                                         $ 1,979,704           $ 1,681,840
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
    Current portion of long-term debt                                                    $    14,845           $    23,984
    Accounts payable                                                                          82,457                85,804
    Accrued expenses                                                                         130,519               113,426
    Income taxes payable                                                                          --                 8,614
 ...........................................................................................................................
       Total current liabilities                                                             227,821               231,828
 ...........................................................................................................................
MORTGAGES AND OTHER LONG-TERM DEBT                                                           596,473               490,575
 ...........................................................................................................................
DEFERRED INCOME  TAXES ($202,937 AND $151,410) AND OTHER                                     279,014               218,256
 ...........................................................................................................................
MINORITY INTEREST                                                                            185,965                33,412
 ...........................................................................................................................
SHAREHOLDERS' EQUITY
    Common stock $.10 par, 160.0 million shares authorized; 66.8 million
        and 65.8 million shares issued and outstanding                                         6,682                 6,581
    Contributed capital                                                                      194,640               174,364
    Retained earnings                                                                        538,630               571,925
    Cumulative translation adjustment                                                             --                (1,362)
    Treasury stock, 3.2 million and 3.0 million shares, at cost                              (49,521)              (43,739)
 ...........................................................................................................................
       Total shareholders' equity                                                            690,431               707,769
 ...........................................................................................................................
                                                                                         $ 1,979,704           $ 1,681,840
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(In thousands of dollars,                         Common Stock        Contributed      Retained       Translation
except common shares)                          Shares      Amount         Capital      Earnings        Adjustment
 .................................................................................................................
Balance, May 31, 1994                      65,436,734      $6,545        $167,316      $402,520        $     (31)
    Net income                                     --          --              --        94,486               --
    Exercise of stock options                  77,000           8             833            --               --
    Cash dividends                                 --          --              --        (5,489)              --
    Other                                          --          --             550             3              740
 .................................................................................................................
Balance, May 31, 1995                      65,513,734       6,553         168,699       491,520              709
    Net income                                     --          --              --        85,907               --
    Exercise of stock options                 269,156          28           3,279            --               --
    Cash dividends                                 --          --              --        (5,502)              --
    Other                                          --          --           2,386            --           (2,071)
 .................................................................................................................
Balance, May 31, 1996                      65,782,890       6,581         174,364       571,925           (1,362)
    Net income                                     --          --              --       136,942               --
    Exercise of stock options               1,011,951         101          12,153            --               --
    Cash dividends                                 --          --              --        (6,108)              --
    Dividend of discontinued
       lodging segment                             --          --              --      (164,225)           1,362
    Tax benefit of common
       stock transactions related to
       employee benefit plans                      --          --           6,818            --               --
    Other                                          --          --           1,305            96               --
 .................................................................................................................
Balance, May 31, 1997                      66,794,841      $6,682        $194,640      $538,630        $      --
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated statements.

WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31 (In thousands of dollars)                                         1997               1996            1995
 .............................................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                     $  136,942        $    85,907      $   94,486
Reconciliation of net income to net cash
    provided by operating activities:
    Gain on issuance of Vitalink stock                                            (50,271)                --              --
    Income from discontinued lodging operations                                   (11,829)           (20,436)        (16,811)
    Depreciation and amortization                                                  80,378             68,086          54,374
    Provisions for asset impairment and restructuring                                  --             26,300              --
    Amortization of debt discount                                                     513                455             499
    Provisions for bad debts                                                       20,341             16,190          12,587
    Increase (decrease) in deferred taxes                                          48,200             (4,314)          1,579
    Gain on sale of healthcare facilities                                          (7,322)                --              --
    Minority interest                                                               4,001              1,688           2,129
Changes in assets and liabilities (excluding sold facilities and acquisitions):
    Change in receivables                                                         (87,205)           (39,551)        (20,128)
    Change in inventories and other current assets                                 (6,528)            (1,569)         (9,115)
    Change in current liabilities                                                 (27,812)            48,366          15,839
    Change in income taxes payable                                                 (6,169)            12,879         (12,681)
    Change in other liabilities                                                   (13,088)             5,306          (1,998)
 .............................................................................................................................
NET CASH PROVIDED BY CONTINUING OPERATIONS                                         80,151            199,307         120,760
NET CASH PROVIDED BY DISCONTINUED LODGING OPERATIONS                               40,599             52,682          48,604
 .............................................................................................................................
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         120,750            251,989         169,364
 .............................................................................................................................
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in property and equipment                                             (167,716)          (121,896)        (83,500)
Acquisition of assisted living facilities                                              --            (19,050)             --
Investment in systems development                                                 (15,753)           (14,436)         (8,400)
Acquisition of pharmacy business                                                  (97,400)                --              --
Acquisition of healthcare facilities                                              (17,793)           (32,369)        (56,745)
Acquisition of pharmacies                                                          (5,291)            (6,270)         (2,451)
Acquisition of Vitalink stock                                                     (30,000)                --              --
Purchase of home health business                                                       --            (22,950)             --
Sale of healthcare business                                                            --                 --          13,334
Sale of healthcare facilities                                                      17,283                 --              --
Receipts from (advances to) discontinued lodging segment                          113,267            (27,201)        (51,461)
Other items, net                                                                   (5,832)           (14,946)         (2,490)
 .............................................................................................................................
NET CASH UTILIZED BY INVESTING ACTIVITIES OF CONTINUING OPERATIONS               (209,235)          (259,118)       (191,713)
NET CASH UTILIZED BY INVESTING ACTIVITIES OF DISCONTINUED
    LODGING OPERATIONS                                                            (29,424)          (169,641)        (92,422)
 .............................................................................................................................
NET CASH UTILIZED BY INVESTING ACTIVITIES                                        (238,659)          (428,759)       (284,135)
 .............................................................................................................................
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of long-term debt                                                      277,381            149,000         207,254
Principal payments of long-term debt                                             (180,241)           (23,030)       (122,496)
Proceeds from exercise of stock options                                            12,254              3,307             841
Treasury stock acquired                                                            (5,782)            (1,131)            (73)
Retirement of debentures                                                           (9,900)                --              --
Dividends paid                                                                     (6,108)            (5,502)         (5,489)
 .............................................................................................................................
NET CASH PROVIDED BY FINANCING ACTIVITIES OF CONTINUING OPERATIONS                 87,604            122,644          80,037
NET CASH PROVIDED BY FINANCING ACTIVITIES OF DISCONTINUED
    LODGING OPERATIONS                                                                654             43,687          50,008
 .............................................................................................................................
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          88,258            166,331         130,045
 .............................................................................................................................
NET CHANGE IN CASH AND CASH EQUIVALENTS                                           (29,651)           (10,439)         15,274
 .............................................................................................................................
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     62,533             72,972          57,698
 .............................................................................................................................
CASH AND CASH EQUIVALENTS AT END OF YEAR                                       $   32,882        $    62,533      $   72,972
-----------------------------------------------------------------------------------------------------------------------------
NON CASH ACTIVITIES:
    Liabilities assumed in connection with acquisition of property             $  172,778        $    68,250      $       --
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

MANAGEMENT'S REVIEW OF FINANCIAL POSITION AND CASH FLOWS

Liquidity and Capital Resources

The Company maintains adequate capital resources, including strong operating cash flows and committed lines of credit, to support ongoing operations and to fulfill capital requirements in the foreseeable future.

On November 1, 1996, the Company separated its lodging business from its healthcare business via a tax-free spin-off of the lodging division. Management believes the ability to raise both debt and equity capital is enhanced by the spin-off transaction. As of May 31, 1997, the Company had cash advances totaling $115.7 million outstanding from the lodging segment. The cash advances are to be repaid within three years from the date of the spin-off. Interest is charged at an annual rate of 9% on the indebtedness. In April 1997, the Company received a prepayment of $110.0 million on the advances to the discontinued lodging segment. The proceeds were used to repay bank debt.

In September 1996, the Company amended its existing $250.0 million competitive advance and multi-currency revolving credit facility to provide for the spin-off of the lodging division. The amended facility expires in September 2001. At May 31, 1997, bank lines totaled $275.0 million, of which $176.5 million remained unused. In June 1996, the Company completed a public offering of unsecured Senior Notes in the amount of $150.0 million, the proceeds of which were used to repay bank debt. The notes are due in 10 years and carry a 7 1/2 % interest rate.

The Company maintains adequate debt capacity and the Company's senior debt carries investment grade ratings from both of the major debt rating agencies. The Company's long-term debt to equity ratio was 0.9 to 1 at May 31, 1997 and
0.7 to 1 at May 31, 1996. In evaluating leverage and debt capacity, the Company considers cash flow and interest coverage. The Company's consolidated interest coverage ratio and consolidated debt ratio, as defined by the Company's bank agreement, were 6.99 to 1 and .47 to 1, respectively, for fiscal year 1997. The Company's bank agreement requires a consolidated interest coverage ratio minimum of 3 to 1 and prohibits a consolidated debt ratio in excess of .67 to 1. Furthermore, a significant portion of the Company's property and equipment remains unencumbered.

The Company's working capital ratio was 1.5 at May 31, 1997 and 1.0 at May 31, 1996. The Company attempts to minimize its investment in net current assets, and believes that the maintenance of minimal working capital is an appropriate objective given the strength of the Company's operating cash flows and the depth of its financial resources.

Property and Acquisitions

During fiscal 1997, investment in property and equipment utilized in continuing operations and systems development amounted to $183.4 million. On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. On May 21, 1997, the Company successfully completed its tender offer to purchase 1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The net pretax gain resulting from these transactions in Vitalink stock was $50.3 million. The Company also purchased two nursing centers for $17.8 million and Vitalink purchased a pharmacy for $5.3 million. During fiscal 1996, investment in property and equipment utilized in continuing operations and systems development amounted to $136.3 million. Additionally, during fiscal 1996, $51.4 million was spent to acquire four additional nursing centers and six assisted living facilities, with five attached skilled nursing units. Vitalink also purchased two pharmacies for $6.3 million. In October 1995, the Company purchased approximately 41% of IHHI's common stock for $22.9 million and invested another $20.0 million for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock.

Long-Term Debt

Total long-term debt was $611.3 million at May 31, 1997 compared to $514.6 million at May 31, 1996. The amounts exclude debt related to discontinued lodging operations of $68.5 million at May 31, 1996. The increase in long-term debt is mainly attributable to the assumption of $106.4 million of TeamCare debt as well as the acquisition of the above mentioned nursing and assisted living facilities. The current portion of debt as of May 31, 1997 amounted to $14.8 million.


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

Shareholders' Equity

Shareholders' equity decreased to $690.4 million at May 31, 1997 from $707.8 million at May 31, 1996. This decrease was primarily due to the $164.2 million dividend of the discontinued lodging segment and $6.1 million of dividends paid, offset by net income of $136.9 million and stock options exercised of $12.3 million.

Impact of New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is substantially similar to the standard recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." The Company plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.

MANAGEMENT'S REPORT

The Company has developed and maintains internal control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with management authorization. Control systems are supported by written policies and are regularly evaluated by the Company's internal auditors.

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles, which require that business judgments be applied. While management is responsible for the preparation of the financial statements, the Company's outside auditors have examined the financial statements as described in their report.

The Audit Committee of the Company's Board of Directors is comprised of three external directors. This Committee meets periodically with management, the internal auditors, and the external auditors. The Committee monitors and reviews the audit programs conducted by both the Company's internal audit department and the external auditors. Audit Committee meetings are scheduled so as to facilitate any private communications with the Committee desired by either the internal or external auditors.

/s/ Stewart Bainum, Jr.

Stewart Bainum, Jr.
Chairman, President and Chief Executive Officer


/s/ Leigh C. Comas

Leigh C. Comas
Vice President, Finance and Treasurer


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Manor Care, Inc.:

We have audited the accompanying consolidated balance sheets of Manor Care, Inc. (a Delaware Corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above (appearing on pages 13, 15, 16, 17 and 21-29) present fairly, in all material respects, the financial position of Manor Care, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.


/s/ Author Anderson LLP

Washington, D.C.
June 27, 1997


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Manor Care, Inc. and its subsidiaries (the "Company"). As a result of the Company's spin-off of its lodging operations, the accompanying financial statements reflect the lodging segment as a discontinued operation. All significant intercompany transactions have been eliminated, except for advances to the discontinued lodging segment and the related interest income.

Cash

The Company considers all highly liquid securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

The components of property and equipment at May 31, were:

(In thousands of dollars)                                 1997             1996
 ................................................................................
Land                                               $    97,569       $   92,884
Building and improvements                              971,850          887,184
Capitalized leases                                      12,747           12,747
Furniture, fixtures and equipment                      242,143          209,035
Facilities in progress                                  58,200           49,067
 ................................................................................
                                                     1,382,509        1,250,917
Less:  Accumulated depreciation
    and amortization                                  (354,938)        (332,710)
 ................................................................................
                                                   $ 1,027,571       $  918,207
--------------------------------------------------------------------------------

Depreciation has been computed for financial reporting purposes using the straight-line method. A summary of the ranges of estimated useful lives upon which depreciation rates have been based follows.

    Building and improvements                    10-40 years
    Furniture, fixtures and equipment             3-20 years

Accumulated depreciation includes $9.4 million and $9.7 million at May 31, 1997 and 1996, respectively, relating to capitalized leases. Capitalized leases are amortized on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased property.

Capitalization Policies

Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is taken into income. Maintenance, repairs, and minor replacements are charged to expense.

Construction overhead and costs incurred to ready a project for its intended use are capitalized for major development projects and are amortized over the lives of the related assets.

Costs incurred for systems development are capitalized and are amortized over the estimated useful lives of the related assets.

The Company capitalizes interest on borrowings applicable to facilities in progress. Interest has been capitalized as follows: 1997, $4.6 million; 1996, $3.1 million; 1995, $1.8 million.

Goodwill

Goodwill primarily represents an allocation of the excess purchase price of certain acquisitions over the recorded fair value of the net assets. Goodwill is amortized over 40 years. Amortization expense amounted to $4.5 million, $1.0 million and $0.7 million in each of the years ended May 31, 1997, 1996 and 1995, respectively.

Minority Interest

The Company has controlling investments in certain entities which are not wholly owned. Amounts reflected as minority interest represent the minority owners' share of income in these entities. Minority interest liability represents the cumulative minority owners' share of income in these entities.

Self-Insurance Programs

The Company self-insures for certain levels of general and professional liability, automobile liability, and workers' compensation coverage. The estimated costs of these programs are accrued at present values at a discount rate of 7% based on actuarial projections for known and incurred but not reported claims.

Accounting for Stock-Based Compensation

The Company has elected the disclosure-only alternative permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has disclosed herein pro forma net income and pro forma earnings per share in the footnotes using the fair value based method beginning in fiscal year 1997 with comparable disclosures for fiscal year 1996.

Net Income Per Common Share

Net income per common share has been computed based on the weighted average number of shares of common stock outstanding. Stock options are included in the calculation when dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported or disclosed in its financial statements and the notes related thereto. Actual results could differ from those estimates.

Reclassifications

Certain amounts previously presented have been reclassified to conform to the 1997 presentation.

Impact of New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share" ("SFAS 128"), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earlier adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The statement requires restatement of all prior-period earnings per share data presented after the effective date. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is substantially similar to the standard recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." The Company plans to adopt SFAS 128 in fiscal year 1998 and has not determined the impact of adoption.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. The statement establishes standards for reporting and display of comprehensive income and its components. The Company plans to adopt SFAS 130 in fiscal year 1999 and has not determined the impact of adoption.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which is effective for fiscal years beginning after December 15, 1997. The Company plans to adopt SFAS 131 in fiscal year 1999 and has not determined the impact of adoption.


ACCRUED EXPENSES

Accrued expenses at May 31, 1997 and 1996 were as follows.

(In thousands of dollars)                             1997                1996
 ...............................................................................
Payroll                                          $  63,783          $   53,986
Taxes, other than income                            14,507              12,302
Insurance                                           18,271              22,310
Interest                                             8,100               1,875
Other                                               25,858              22,953
 ...............................................................................
                                                 $ 130,519          $  113,426
-------------------------------------------------------------------------------

LONG-TERM DEBT

Maturities of long-term debt at May 31, 1997 were as follows.

Fiscal year (In thousands of dollars)
 ..............................................................................
1998                                                                $   14,845
1999                                                                     8,605
2000                                                                     7,891
2001                                                                     6,536
2002                                                                     6,279
2003 to 2024                                                           567,162
 ..............................................................................
                                                                    $  611,318
------------------------------------------------------------------------------

Long-term debt, consisting of mortgages, capital leases, Senior Notes, and Senior Subordinated Notes, was net of discount of $1.2 million and $1.0 million at May 31, 1997 and 1996, respectively. Amortization of discount was $0.5 million in 1997, 1996, and 1995, including the write-off associated with debt redemptions. At May 31, 1997, the Company had mortgages and capital leases of $80.2 million.

Interest paid was $35.6 million in 1997, $29.9 million in 1996 and $22.5 million in 1995. During fiscal year 1997, interest rates on subordinated debt ranged from 4.8% to 9.5%. Interest rates on mortgages and other long-term debt ranged from 2.6% to 12.0%. The weighted average interest rate in fiscal year 1997 was 7.2%.

In June 1996, the Company issued $150.0 million of 7 1/2% Senior Notes due 2006. These notes are redeemable at the option of the Company at any time at a price equal to the greater of (a) the principal amount or (b) the sum of the present values of the remaining scheduled payments of principal and interest, discounted with an applicable treasury rate plus 15 basis points, plus accrued interest to the date of redemption. The proceeds of this offering were used to repay borrowings under the Company's $250.0 million competitive advance and multi-currency revolving credit facility (the "Facility").

In November 1992, the Company issued $150.0 million of 9 1/2% Senior Subordinated Notes due November 2002. In


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

July 1996, the Company repurchased $9.9 million of the 9 1/2% Senior Subordinated Notes for $10.5 million.

In September 1996, the Company amended the Facility provided by a group of sixteen banks. The Facility provides that up to $75.0 million is available for borrowings in foreign currencies. Borrowings under the Facility are, at the option of the Company, at one of several rates including LIBOR plus 20 basis points. In addition, the Company has the option to request participating banks to bid on loan participation at lower rates than those contractually provided by the Facility. The Facility presently requires the Company to pay fees of 1/10 of 1% on the entire loan commitment. The Facility will terminate on September 6, 2001. At May 31, 1997, outstanding revolver borrowings amounted to $85.0 million.

Various debt agreements impose, among other restrictions, restrictions regarding financial ratios and payment of dividends. Pursuant to such restrictions, owned property with a net book value of $145.8 million was pledged or mortgaged and approximately $167.4 million of retained earnings was not available for cash dividends.

During fiscal year 1997, Vitalink entered into a $200 million revolving credit facility (the "Vitalink Credit Facility"), which expires February 12, 2002, with Chase Manhattan Bank. Amounts totaling $97.4 million were drawn under the Vitalink Credit Facility to redeem $98.2 million of GranCare's $100.0 million Senior Subordinated Notes. Borrowings under the Vitalink Credit Facility are at an interest rate of LIBOR plus 25 basis points. Vitalink is subject to a 0.15% facility fee for the total amount of the Vitalink Credit Facility payable on a quarterly basis. Borrowings under the Vitalink Credit Facility are classified as long-term as Vitalink has the ability and intention to refinance the amount drawn. The terms of the Vitalink Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures, and interest coverage and consolidated leverage ratios. Vitalink was in compliance with the terms of the Vitalink Credit Facility for the fiscal year ended May 31, 1997. In conjunction with Vitalink's merger with TeamCare, Vitalink assumed $1.8 million of GranCare's 9 3/8% Senior Subordinated Notes due September 15, 2005. The notes require semi-annual interest payments. A $0.6 million premium has been recorded on the Senior Subordinated Notes to reflect the fair market value as of the merger date of February 12, 1997.

LEASES

The Company operates certain property and equipment under leases, some with purchase options that expire at various dates through 2035. Future minimum lease payments are as follows.

                                                  Operating         Capitalized
(In thousands of dollars)                            Leases              Leases
 ...............................................................................

1998                                                $13,458              $1,825
1999                                                 11,678               1,045
2000                                                 10,028                 719
2001                                                  8,715                 292
2002                                                  7,101                 292
Thereafter                                           45,862               1,904
 ...............................................................................
Total minimum lease payments                        $96,842              $6,077
-------------------------------------------------------------------------------
Less:  Amount representing interest                                       1,606
 ...............................................................................
Present value of lease payments                                           4,471
 ...............................................................................
Less:  Current portion                                                    1,445
 ...............................................................................
Lease obligations included in long-term debt                             $3,026
-------------------------------------------------------------------------------

Rental expense under noncancelable operating leases was $11.9 million in 1997, $8.0 million in 1996 and $4.9 million in 1995.

INTEREST RATE HEDGING

The Company has entered into multiple interest rate swap agreements to hedge its exposure to fluctuations in interest rates on its long-term debt and operating leases. At May 31, 1997, the Company had three interest rate swap agreements outstanding, with a total notional principal amount of $30.3 million. These agreements effectively convert the Company's interest rate exposure on a floating rate operating lease to a fixed interest rate of 5.60% and mature simultaneously with the relevant operating lease in 2002. While the Company is exposed to credit loss in the event of nonperformance by other parties to outstanding interest rate swap agreements, the Company does not anticipate any such credit losses.

In conjunction with the June 1996 issuance of $150.0 million of 7 1/2% Senior Notes, the Company also entered into a series of interest rate swap and treasury lock agreements having a total notional principal amount of $150.0 million. Agreements with a total notional principal amount of $100.0 million were terminated concurrent with the pricing of the notes offering on May 30, 1996 with a $2.7 million cash gain. The remaining agreement, with a total notional principal amount of $50.0 million was terminated on October 23, 1996 with a $1.4 million cash gain. The gains on the termination of the agreements have been deferred and are being amortized against interest expense over the life of the 7 1/2% Senior Notes.

INCOME TAXES

Because of the relative ownership percentages, the Company files separate income tax returns for the Company's 51% owned pharmacy subsidiary, Vitalink Pharmacy Services, Inc. ("Vitalink") (effective February 1, 1997) and In Home Health, Inc. ("IHHI"). The consolidated tax provision, therefore, is based upon the separate tax provisions of each of the companies.

Income tax provisions were as follows for the year ended May 31.



(In thousands of dollars)                                                             1997             1996              1995
 .............................................................................................................................
Current tax expense:
    Federal                                                                        $30,001          $41,427           $41,432
    State                                                                            6,499            8,887             9,145
Deferred tax expense:
    Federal                                                                         39,341           (3,450)            1,296
    State                                                                            8,859             (864)              283
 .............................................................................................................................
                                                                                   $84,700          $46,000           $52,156
-----------------------------------------------------------------------------------------------------------------------------
Deferred tax assets (liabilities) are comprised of the following at May 31.

(In thousands of dollars)                                                            1997              1996             1995
 .............................................................................................................................
Depreciation and amortization                                                  $ (117,213)       $  (83,237)      $  (80,554)
Purchased tax benefits                                                            (44,110)          (45,527)         (46,212)
Gain on stock issuance                                                            (37,187)          (11,896)         (11,896)
Other                                                                             (23,368)          (19,514)         (17,956)
 .............................................................................................................................
Gross deferred tax liabilities                                                   (221,878)         (160,174)        (156,618)
 .............................................................................................................................
Tax deposit                                                                         5,754             5,754           12,000
Reimbursement reserve                                                               9,550            16,882            5,064
Reserve for doubtful accounts                                                      20,267            10,206            8,309
Deferred compensation                                                              13,982             9,526            9,476
Acquisition costs                                                                   3,833                --               --
Other                                                                               7,263             6,816            8,030
-----------------------------------------------------------------------------------------------------------------------------
Gross deferred tax assets                                                          60,649            49,184           42,879
 .............................................................................................................................
Net deferred tax                                                               $ (161,229)        $(110,990)      $ (113,739)
-----------------------------------------------------------------------------------------------------------------------------
A reconciliation of income tax expense at the statutory rate to income tax expense included in the consolidated statements of income follows.

(In thousands of dollars)                                                            1997              1996             1995
 .............................................................................................................................
Federal income tax rate                                                                35%               35%              35%
-----------------------------------------------------------------------------------------------------------------------------
Federal taxes at statutory rate                                                   $73,435           $39,015          $45,441
State income taxes, net of Federal tax benefit                                      9,983             5,215            6,128
Minority interest                                                                   2,289               499            1,521
Tax credits                                                                          (143)              (19)            (910)
Other                                                                                (864)            1,290              (24)
 .............................................................................................................................
Income tax expense                                                                $84,700           $46,000          $52,156
-----------------------------------------------------------------------------------------------------------------------------

Income taxes paid on a consolidated basis for the years ended May 31, 1997, 1996, and 1995 were $54.0 million, $54.3 million, and $69.7 million, respectively.


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

CAPITAL STOCK

There are 5.0 million shares of authorized but unissued preferred stock with a par value of $1.00 per share. The rights of the preferred shares will be determined by the Board of Directors when the shares are issued.

During fiscal years 1997 and 1996, the Company acquired 134,118 and 30,208 shares of its common stock for a total cost of $5.8 million and $1.1 million, respectively. A total of 8.9 million shares of common stock have been authorized, under various stock option plans, to be granted to key executive officers and key employees. At May 31, 1997 and 1996, options for the purchase of an aggregate of 3,041,807 and 3,667,527 shares were outstanding at prices equal to the market value of the stock at date of grant. Options totaling 822,717 are presently exercisable and 2,219,090 will become exercisable from fiscal year 1998 to 2002 and will expire at various dates to February 2007. In addition, 49,957 options have been granted to non-employee directors. Options totaling 7,630 are presently exercisable and 42,327 options will become exercisable from fiscal year 1998 to 2001 and will expire at various dates to September 2001.

Option activity under the above plans was as shown in the table below.

Options                                   1997            1996            1995
 ...............................................................................
Granted: No. of shares                 956,400         582,168         110,000
   Avg. Option Price               $     38.82      $    30.89      $    27.50
Adjustment as a result of
   the spin-off: No. of shares       1,454,915              --              --
Exercised: No. of shares             1,011,951         269,156          77,000
   Avg. Option Price               $      8.45      $    12.34      $    10.92
Canceled: No. of shares              2,010,127         148,735              --
   Avg. Option Price               $     22.42      $    20.57              --
Outstanding at May 31:
   No. of shares                     3,091,764       3,702,527       3,538,250
   Avg. Option Price               $     14.87      $    16.87      $    14.36
Available for grant at
   May 31: No. of shares             1,680,826       1,089,899       1,603,500
 ...............................................................................

In connection with the spin-off of the Company's lodging segment, the outstanding options held by current and former employees of the Company as of November 1, 1996 were redenominated in both Company and lodging company stock and the number and exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies to retain the intrinsic value of the options. The total number of options outstanding increased by 1,454,915 as a result of this adjustment.

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its various stock option plans and employee stock purchase plan and, accordingly, no compensation expense has been recognized for options granted and shares purchased under the provisions of these plans. Had compensation expense for options granted and shares purchased under the stock-based compensation plans been determined based on the fair value at the grant dates, net income and earnings per share would have been as follows for the years ended May 31.

(In thousands of dollars,
except per share data)                               1997                 1996
 ...............................................................................
Net income:
   As reported                                  $ 136,942            $  85,907
   Pro forma                                    $ 128,141            $  81,697
 ...............................................................................
Earnings per share:
   As reported                                  $    2.16            $    1.37
   Pro forma                                    $    2.03            $    1.30
-------------------------------------------------------------------------------

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards granted prior to fiscal year 1996 and additional awards are anticipated in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, the Company has assumed a risk-free interest rate equal to approximately 6.36% and 6.37% for fiscal years 1997 and 1996, respectively, expected volatility of 12.8%, dividend yields based on historical dividends of $.088 per share annually and expected option lives of eight years. The average fair values of the options granted during 1997 and 1996, as measured on the dates of the grants, are estimated to be $15.12 and $11.96, respectively.

ACQUISITIONS AND DIVESTITURES

On February 12, 1997, Vitalink completed a merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. Vitalink issued 11.4 million shares in exchange for all of the outstanding shares of GranCare. In addition, Vitalink funded the redemption of $98.2 million of GranCare's 9 3/8% Senior Subordinated Notes and assumed approximately $10.0 million of additional GranCare indebtedness. As a result of the excess of fair value of Vitalink shares over the book value of TeamCare, Vitalink recorded approximately $292.5 million of goodwill. As a result of the merger, the Company's ownership interest in Vitalink decreased to 45%. On May 21, 1997, the Company successfully completed its tender offer to purchase

1.5 million shares of Vitalink common stock. As a result of the tender offer, the Company's interest in Vitalink was increased to approximately 51%. The Company's net pretax gain resulting from these transactions was $50.3 million.

During fiscal year 1997, Vitalink purchased a pharmacy in California which services 5,100 institutional beds for a total of $5.3 million. In addition, the Company acquired a nursing center in California for $4.4 million and a nursing center in Michigan for $13.4 million. Through new construction, the Company opened four skilled nursing centers and six assisted living facilities. The Company sold four nursing centers in Indiana, Iowa, Illinois, and Texas for $17.3 million and transferred an assisted living facility with an approximate net book value of $4.9 million to the discontinued lodging segment.

During fiscal year 1996, the Company acquired four nursing centers and an operating lease for approximately $45.4 million, of which $32.4 million was cash and the remainder was assumed liabilities. Additionally, six assisted living facilities, with five attached skilled nursing units, were purchased for $74.3 million, of which $19.0 million was cash and the remainder was assumed liabilities. Vitalink purchased a pharmacy servicing 2,200 institutional beds and an infusion therapy business for a total of $6.3 million. In October 1995, the Company purchased for $22.9 million approximately 41% of the common stock of IHHI, a provider of home health services. The Company paid an additional $20.0 million to IHHI for 100% of its outstanding voting convertible preferred stock and for warrants to purchase an additional 6.0 million shares of common stock. As a result of this transaction, the Company currently has effective control of approximately 63% of the voting stock of IHHI. IHHI is consolidated in the Company's financial statements.

During fiscal year 1995, the Company purchased nine nursing centers and assisted living facilities for approximately $56.7 million. Vitalink purchased a pharmacy servicing 1,300 institutional beds for $2.5 million. In March 1995, the Company sold its investment in a physicians' practice management business for $13.3 million. The physicians' practice management investment was made in fiscal year 1994 in the amount of $10.0 million.

Unless otherwise noted, acquisitions are accounted for as purchases. Acquisition costs in excess of fair market value of the assets acquired are allocated to goodwill.

The following unaudited pro forma statement of operations information gives effect to the TeamCare merger transactions described above as though they had occurred on June 1, 1995, after giving effect to certain adjustments, including amortization of goodwill, additional depreciation and amortization expense, increased interest expense on debt related to the merger, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the merger occurred at the beginning of the respective years.

Pro forma Statement of Operations Information

Years ended May 31,
(In thousands of dollars,
except per share data)                                 1997               1996
 ..............................................................................
Total net revenues                               $1,719,611         $1,480,559
Income from continuing
    operations before
    income taxes                                 $  211,791         $  114,407
Income from discontinued operations              $   11,829         $   20,436
Net income                                       $  134,745         $   82,816
Net income per share                             $     2.13         $     1.32
 ..............................................................................

PROVISIONS FOR ASSET IMPAIRMENT AND RESTRUCTURING

The Company recorded provisions of $26.3 million in fiscal year 1996 related to the impairment of certain long-lived assets and costs associated with the Company's restructuring of its healthcare business. The most significant components of the provisions were non-cash asset impairment charges of $21.2 million relating to writedowns of property, equipment and capitalized system development costs. The Company periodically reviews the net realizable value of its long-term assets and makes adjustments accordingly. The impairment of the property and equipment was recorded in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121").

DISCONTINUED OPERATIONS

On November 1, 1996, the Company completed the spin-off of its lodging segment. The Company's shareholders of record on October 10, 1996 received one share of Choice Hotels International, Inc. common stock for each outstanding share of Manor Care common stock. Accordingly, lodging results are reported as discontinued operations for all periods presented.

The revenues, income from discontinued operations before income taxes, and net income from discontinued operations for the years ended May 31, 1997, 1996, and 1995 were as follows.


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997
26

                                                                              27

(In thousands of dollars)                 1997            1996            1995
 ..............................................................................
Revenues                               $89,849        $374,873        $302,535
Income from discontinued operations
    before income taxes                $20,563        $ 35,402        $ 29,955
Net income from discontinued
    operations                         $11,829        $ 20,436        $ 16,811
 ..............................................................................

Net income from discontinued operations for the year ended May 31, 1996 includes the results of operations of the lodging segment through March 7, 1996, the measurement date. During the period from the measurement date through May 31, 1996, the lodging segment incurred a net loss of $12.0 million. The net loss was primarily the result of provisions for asset impairment and costs and expenses directly associated with the spin-off totaling $33.3 million. The non-cash provision for asset impairment in the discontinued lodging segment reflects primarily the writedown of European hotel assets based on expected future cash flows. This non-cash provision was recorded in accordance with SFAS 121. No loss on the disposal of the discontinued lodging operations was recognized as the discontinued lodging segment generated income between the measurement date and the date of the spin-off.

Included in discontinued lodging operations is interest expense charged by the continuing healthcare segment to the discontinued lodging segment relating to cash advances provided to the discontinued lodging segment for the acquisition and renovation of lodging assets. For the years ended May 31, 1997, 1996, and 1995, interest so allocated amounted to $3.4 million, $19.7 million, and $15.5 million, respectively. The indebtedness related to lodging acquisitions and renovations is reflected as advances to discontinued lodging segment in the consolidated balance sheets. Such advances amounted to $115.7 million and $225.7 million at May 31, 1997 and 1996, respectively. The indebtedness is to be repaid over a three year period from the date of the spin-off. Interest is charged at an annual rate of 9% on the indebtedness. The Company received a prepayment of $110.0 million on the advances to the discontinued lodging segment. This payment was subject to a prepayment penalty of $1.9 million.

General corporate expenses of $5.5 million, $7.4 million, and $6.3 million, respectively, were charged to discontinued lodging operations for the years ended May 31, 1997, 1996, and 1995. Allocation of general corporate charges was principally determined based on time allocations.

For purposes of providing an orderly transition after the spin-off, the Company has entered into various agreements with the discontinued lodging segment, including, among others, a Tax Sharing Agreement, Corporate Services Agreement, Employee Benefits Allocation Agreement and Support Services Agreement. These agreements provide, among other things, that the Company (i) will provide certain corporate and support services, such as accounting, tax, and computer systems support and (ii) will provide certain risk management services and other miscellaneous administrative services. These agreements will extend for a period of 30 months from the spin-off date or until such time as the discontinued lodging segment has arranged to provide such services in-house or through another unrelated provider of such services.

COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of lawsuits arising in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

Revenues recorded under Federal and state medical assistance programs are subject to adjustment upon audit by appropriate government agencies. For fiscal years 1997, 1996, and 1995 these revenues amounted to $652.1 million, $549.1 million, and $431.0 million, respectively. In the opinion of management, any difference between revenues recorded and final determination will not be significant.

As of May 31, 1997, the Company had contractual commitments of $58.2 million relating to its internal construction program.

Vitalink has a limited guarantee to Health Retirement Properties Trust ("HRPT") of up to $15.0 million for default mortgage payments of GranCare facility leases assumed in connection with the merger. In return, Vitalink is the beneficiary of a $15.0 million line of credit from GranCare in the event that any of the facilities defaults on its mortgage to HRPT.

BUSINESS SEGMENT INFORMATION

The Company operates principally in four segments: skilled nursing operations, pharmacy services, assisted living operations and home health operations. Revenues for the pharmacy segment include sales to skilled nursing and assisted living facilities which are subsequently eliminated in consolidation. Income
(loss) from operations consists of total revenues less operating, depreciation and amortization, and general corporate expenses.

                                      Skilled                        Assisted             Home
(In thousands of dollars)             Nursing          Pharmacy        Living           Health     Eliminations          Total
 ...............................................................................................................................
1997
Revenues                          $ 1,118,208        $  274,038      $ 54,853        $ 124,354        $ (44,206)   $ 1,527,247
Income (loss) from operations         144,865            33,109        (2,739)          (2,928)           3,163        175,470
Identifiable assets                 1,223,808           516,805       178,684           60,407               --      1,979,704
Depreciation and amortization          61,068             9,527         6,723            3,060               --         80,378
Capital expenditures                  122,812             4,648        55,967               42               --        183,469

1996
Revenues                          $ 1,034,190        $  141,115      $ 37,276        $  74,153        $ (38,537)   $ 1,248,197
Income (loss) from operations          99,174/(a)/       22,301        (6,982)/(a)/         67            3,848        118,408
Identifiable assets                 1,383,072            79,013       147,157           72,598               --      1,681,840
Depreciation and amortization          56,362             4,363         5,613            1,748               --         68,086
Capital expenditures                  109,063             3,537        23,170              562               --        136,332

1995
Revenues                          $   938,946        $  112,257      $ 12,368               --        $ (44,113)   $ 1,019,458
Income (loss) from operations         110,691            18,726        (1,202)              --            3,674        131,889
Identifiable assets                 1,153,648            63,825        72,344               --               --      1,289,817
Depreciation and amortization          48,675             3,753         1,946               --               --         54,374
Capital expenditures                   62,509             2,163        27,228               --               --         91,900

 ...............................................................................................................................

/(a)/ Includes total provisions for asset impairment and restructuring of $26.3 million, of which $25.1 million relates to skilled nursing operations and $1.2 million relates to assisted living operations.

PENSION, PROFIT SHARING AND INCENTIVE PLANS

The Company has various pension and profit sharing plans, including a supplemental executive retirement plan, and contributes to certain union welfare plans. The provision for these plans amounted to $11.8 million in 1997, $11.6 million in 1996, and $11.0 million in 1995. All vested benefits under retirement plans are funded or accrued.

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions of up to 6% of each covered employee's salary are determined based on the employee's level of contribution to the plan, years of service and Company profitability. The cost of the plan totaled $7.2 million in 1997, $5.8 million in 1996, and $4.8 million in 1995.

Also included in the Company's retirement plans is a defined benefit pension plan covering substantially all of its employees. The benefits are based on service credits for years of participation after January 1, 1992. In addition, there is a prior benefit equal to the accrued benefit at December 31, 1991 for certain individuals who were participants in a predecessor plan. No new participants were eligible to enter this plan after August 15, 1996 and service credits for all participants were frozen as of December 31, 1996.

Service cost benefits earned during fiscal years 1997, 1996 and 1995 approximated the plan's annual costs of $4.0 million, $2.8 million, and $2.7 million, respectively. As of February 28, 1997, 1996, and 1995, plan assets of approximately $20.3 million, $14.4 million, and $11.0 million compared to vested benefit obligations of $17.0 million, $12.4 million, and $8.7 million, respectively.

Projected benefit obligations were not significantly different from accumulated benefit obligations of $21.0 million, $16.3 million, and $11.0 million as of the same dates. Liabilities recorded on the Company's balance sheets as of May 31, 1997, 1996, and 1995 were $2.3 million, $2.0 million, and $0.5 million, respectively. Projected benefit obligations were determined using an assumed discount rate of 7.5% for 1997, 7.0% for 1996, and 8.5% for 1995, an assumed rate of return on plan assets of 8.25%, and an assumed compensation increase of 4.5%.

WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

The Company also has various incentive compensation plans for certain personnel. Incentive compensation expense was $5.3 million in 1997, $4.4 million in 1996, and $4.1 million in 1995.

As part of the Vitalink merger with TeamCare, a temporary 401(k) plan has been established for employees who were former participants in the GranCare 401(k) plan. Vitalink expects to establish a permanent plan in fiscal year 1998.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair values of long-term debt instruments were determined by discounting future cash flows using the Company's current market rates and do not vary substantially from the amounts recorded on the balance sheet.

The balance sheet carrying amounts of cash, cash equivalents, and receivables approximate fair value due to the short-term nature of these items. Management believes that the fair value of the advances to the discontinued lodging segment approximates the carrying value.

Total fair market value for the outstanding interest rate swap agreements at May 31, 1997 and 1996 was $1.4 million and $1.8 million, respectively. Fair values were determined based on quoted rates.


SUMMARY OF QUARTERLY RESULTS
(Unaudited)

                                                                     Income from
                                                                      Continuing
                                                               Operations Before
Quarters ended                                                  Other Income and
(In thousands of dollars                                          (Expenses) and
except per share data)                        Revenues              Income Taxes              Net Income                 Per Share
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997
August                                     $   336,479                $   36,126               $  23,685                    $  .38
November                                       351,585                    41,706                  32,444                       .51
February                                       388,747                    46,792                  61,392                       .97
May                                            450,436                    50,846                  19,421                       .30
----------------------------------------------------------------------------------------------------------------------------------
                                           $ 1,527,247                 $ 175,470               $ 136,942                    $ 2.16
----------------------------------------------------------------------------------------------------------------------------------

FISCAL 1996
August                                     $   273,992                 $  30,512               $  28,426                    $  .45
November                                       299,722                    38,050                  28,788                       .46
February                                       334,404                    36,844                  22,302                       .36
May                                            340,079                    13,002                   6,391                       .10
----------------------------------------------------------------------------------------------------------------------------------
                                           $ 1,248,197                 $ 118,408               $  85,907                    $ 1.37
----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY MARKET PRICE RANGE OF COMMON STOCK AND DIVIDENDS PAID
(Unaudited)

                                                    Market Price Per Share                               Cash Dividends Paid
                                                                                               Per Share
Quarters ended                                   High                       Low                   Amount                      Date
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997
August                                          $39.63*                   $31.50*                  $.022                   8/27/96
November                                        $42.25*                   $23.75                   $.022                  11/27/96
February                                        $28.00                    $24.13                   $.022                   2/27/97
May                                             $28.38                    $21.88                   $.022                   5/27/97
FISCAL 1996
August                                          $34.25*                   $27.78*                  $.022                   8/25/95
November                                        $35.58*                   $30.50*                  $.022                  11/27/95
February                                        $40.25*                   $32.75*                  $.022                   2/27/96
May                                             $43.50*                   $36.50*                  $.022                   5/24/96
----------------------------------------------------------------------------------------------------------------------------------

*Market prices prior to November 1, 1996, are reflective of the stock value prior to the spin-off of the discontinued lodging business.

DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

Stewart Bainum, Jr.

Chairman of the Board, Manor Care, Inc., Choice Hotels International, Inc. and Vitalink Pharmacy Services, Inc.

Stewart Bainum

Vice Chairman of the Board, Manor Care, Inc. Director: Choice Hotels International, Inc.

Regina E. Herzlinger

Nancy R. McPherson Professor of Business Administration, Harvard University Graduate School of Business Administration Director: C.R. Bard, Inc., Cardinal Health, Inc., Deere & Company, Schering-Plough Corporation and Total Renal Care, Inc.

William H. Longfield

Chairman, Chief Executive Officer, C.R. Bard, Inc. Director: Atlantic Health System, C.R. Bard, Inc., Centenary College, Horizon Mental Health Management, Inc., The West Company and United Dental Care, Inc.

Frederic V. Malek

Chairman, Thayer Capital Partners Director: American Management Systems, Inc., Automatic Data Processing Corp., CB Commercial Real Estate Group, Choice Hotels International, Inc., FPL Group, Inc., Northwest Airlines, Inc. and various PaineWebber Mutual Funds

Jerry E. Robertson, Ph.D.

Retired Executive Vice President, 3M Life Sciences Sector and Corporate Services
Director: Allianz Life Insurance Company of North America, Cardinal, Inc., Choice Hotels International, Inc., Coherent, Inc., Haemonetics, Inc., Medwave, Inc., Project Hope and Steris Corporation

Kennett L. Simmons

Senior Advisor, E.M. Warburg, Pincus Company Director: United Healthcare Corporation and Virginia Health Care Foundation


DIRECTOR EMERITUS

David W. Moore


EXECUTIVE OFFICERS

Stewart Bainum,  Jr.

Chairman, President & Chief Executive Officer

Joseph R. Buckley

Executive Vice President Chairman of the Board, In Home Health, Inc. Director:
Vitalink Pharmacy Services, Inc.

Leigh C. Comas

Vice President, Finance & Treasurer

James H. Rempe

Senior Vice President, General Counsel & Secretary Director: In Home Health, Inc. and Vitalink Pharmacy Services, Inc.

Margarita A. Schoendorfer

Vice President,  Controller

Donald C. Tomasso

Executive Vice President President, ManorCare Health Services, Inc. Director: In Home Health, Inc.

Scott J. Van Hove

Senior Vice President & Chief Administrative Officer Executive Vice President, Operations, ManorCare Health Services, Inc.

Wolfgang von Maack

President & Chief Executive Officer, In Home Health, Inc.


WE LEAD
MANOR CARE, INC. ANNUAL REPORT 1997

30